UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 8, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. and TIM S.A. and subsidiary

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

March 31, 2023

TIM S.A. and TIM S.A. and SUBSIDIARY

INDIVIDUAL AND CONSOLIDATED QUARTERLY INFORMATION

March 31, 2023

Contents

Independent auditors’ report on quarterly information	1
Individual and consolidated quarterly information
Balance sheets	7
Statements of income	9
Statements of comprehensive income	10
Statements of changes in shareholders' equity	11
Statements of cash flows	13
Statements of value added	15
Performance comment	16
Notes to the individual and consolidated quarterly information	42
Directors' statement on quarterly information	185
Statement of the Executive Officers on the quarterly information	186
Statement of the Executive Officers on the Independent auditors' report	187

Independent auditor’s report on the quarterly information

Shareholders, Directors and Officers of

TIM S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Tim S.A. (the “Company”) for the quarter ended March 31, 2023, comprising the balance sheet as of March 31, 2023 and the statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with NBC TG 21 – Interim Financial reporting, and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

1

Independent auditor’s report on the quarterly information

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR) and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for three-month period ended March 31, 2023, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

Rio de Janeiro, May 8, 2023

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC SP-015199/F

Fernando Alberto S. Magalhães

Contador CRC SP-133169/O

2

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
March 31, 2023 and December 31, 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2023	December 2022	March 2023	December 2022

Assets		53,465,472	52,925,205	56,592,736	56,408,367

Current assets		9,671,731	9,828,112	9,903,151	10,364,415
Cash and cash equivalents	4	3,133,256	1,785,100	3,555,091	2,548,713
Marketable securities	5	325,520	2,190,635	325,520	2,190,635
Trade accounts receivable	6	3,689,726	3,739,452	3,393,019	3,421,094
Inventory	7	301,136	236,117	301,136	236,117
Recoverable direct taxes, fees and contributions	8	479,386	469,345	483,446	472,202
Recoverable direct taxes, fees and contributions	9	685,650	712,342	698,216	720,808
Prepaid expenses	11	529,169	198,506	625,343	278,851
Derivative financial instruments	39	234,651	239,189	234,651	239,189
Leases	17	28,767	30,643	28,767	30,643
Other amounts recoverable	18	30,115	26,519	30,115	26,519
Other assets	13	234,355	200,264	227,847	199,644

Non-current assets		43,793,741	43,097,093	46,689,585	46,043,952
Long-term receivables		4,736,210	4,579,313	5,504,738	5,426,136
Marketable securities	5	13,035	12,929	13,035	12,929
Trade accounts receivable	6	242,291	238,683	242,291	238,683
Recoverable direct taxes, fees and contributions	8	914,042	889,472	920,106	895,408
Recoverable direct taxes, fees and contributions	9	529,109	517,878	529,109	517,878
Deferred income tax and social contribution	10	596,247	526,700	1,358,711	1,367,586
Judicial deposits	12	1,416,354	1,377,560	1,416,354	1,377,560
Prepaid expenses	11	82,223	80,258	82,223	80,258
Derivative financial instruments	39	666,748	662,433	666,748	662,433
Leases	17	203,371	208,003	203,371	208,003
Other assets	13	72,790	65,397	72,790	65,398

Investment	14	5,820,752	5,739,739	1,521,524	1,540,116
Property, plant and equipment	15	20,245,128	19,775,260	23,327,228	22,661,152
Intangible	16	12,991,651	13,002,781	16,336,095	16,416,548

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A. and TIM S.A. and SUBSIDIARY
BALANCE SHEETS
March 31, 2023 and December 31, 2022
(In thousands of reais)
		Parent Company		Consolidated
	Note	March 2023	December 2022	March 2023	December 2022

Liabilities and Shareholders´ equity		53,465,472	52,925,205	56,592,736	56,408,367

Total liabilities		28,249,956	27,527,840	31,377,220	31,011,002

Current liabilities		13,070,835	12,057,530	13,368,654	13,118,009
Suppliers	19	4,394,381	4,385,356	3,863,161	4,237,229
Loans and financing	21	1,814,566	1,264,967	1,814,566	1,264,967
Lease liabilities	17	1,489,363	1,353,869	2,071,676	2,257,211
Derivative financial instruments	39	327,513	343,142	327,513	343,142
Payroll and related charges		419,149	343,541	419,149	343,541
Indirect taxes, fees and contributions payable	22	2,169,372	1,982,559	2,274,236	2,093,734
Direct taxes, fees and contributions payable	23	194,758	222,470	215,381	262,344
Dividends and interest on shareholders’ equity payable	27	671,947	661,494	671,947	661,494
Authorizations payable	20	524,815	507,685	524,815	507,685
Deferred revenues	24	254,312	222,829	268,108	265,417
Other contractual obligations	1,2,1	789,045	748,291	789,045	748,291
Other liabilities	26	21,614	21,327	129,057	132,954

Non-current liabilities		15,179,121	15,470,310	18,008,566	17,892,993
Loans and financing	21	3,135,494	3,704,858	3,135,494	3,704,858
Derivative financial instruments	39	63,960	50,230	63,960	50,230
Lease liabilities	17	8,715,087	8,595,004	11,125,605	10,574,654
Indirect taxes, fees and contributions payable	22	3,860	3,734	3,860	3,734
Direct taxes, charges and contributions payable	23	8,951	9,806	8,951	9,806
Deferred income tax and social contribution	10	-	-	-	-
Provision for legal and administrative proceedings	25	1,281,759	1,112,153	1,281,759	1,112,156
Pension plan and other post-employment benefits	40	5,825	5,825	5,825	5,825
Authorizations payable	20	1,184,398	1,150,531	1,199,573	1,165,705
Deferred revenues	24	652,515	666,612	652,515	666,612
Other liabilities	26	127,272	171,557	531,024	599,413

Shareholders’ equity	27	25,215,516	25,397,365	25,215,516	25,397,365
Share Capital		13,477,891	13,477,891	13,477,891	13,477,891
Capital reserves		414,317	408,602	414,317	408,602
Profit reserves		10,914,879	11,514,879	10,914,879	11,514,879
Equity valuation adjustments		(3,844)	(3,844)	(3,844)	(3,844)
Treasury shares		(163)	(163)	(163)	(163)
Profit for the period		412,436	-	412,436	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF INCOME
Periods ended March 31, 2023 and 2022
(In thousands of reais, except as otherwise stated)

		Parent Company		Consolidated
	Notes	March 2023	March 2022	March 2023

Net revenue	29	5,649,267	4,727,194	5,640,155

Costs of services provided and goods sold	30	(3,054,736)	(2,300,476)	(2,811,692)
Gross income		2,594,531	2,426,718	2,828,463

Operating revenues (expenses):
Sales	30	(1,368,587)	(1,204,880)	(1,479,967)
General and administrative expenses	30	(448,396)	(448,873)	(449,982)
Equity in earnings	14	134,794	(8,675)	(18,592)
Other revenues (expenses), net	31	(98,783)	(69,395)	(100,411)
		(1,780,972)	(1,731,823)	(2,048,952)

Income before financial revenues and expenses		813,559	694,895	779,511

Financial revenues (expenses):
Financial revenues	32	354,436	396,399	375,185
Financial expenses	33	(687,791)	(639,312)	(595,716)
Foreign exchange variations, net	34	(2,845)	(5,069)	(2,845)
		(336,200)	(247,982)	(223,376)
Income before income tax and social contribution		477,359	446,913	556,135

Income tax and social contribution	35	(64,923)	(41,548)	(143,699)

Net profit for the period		412,436	405,365	412,436

Earnings per share attributable to the Company’s shareholders (expressed in R $ per share)

Basic earnings per share	36	0.17	0.17	0.17

Diluted earnings per share	36	0.17	0.17	0.17

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended March 31, 2023 and 2022
(In thousands of reais)

	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Net profit for the period	412,436	405,365	412,436

Other items in comprehensive income	-	-	-
Total comprehensive income for the period	412,436	405,365	412,436

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Periods ended March 31, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion		Additional dividends/interest on shareholders’ equity proposed		Tax incentive Reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	412,436	412,436
Total shareholder contributions and distributions to shareholders	-	-	-	-		-		-	-	-	-	-
Post-employment benefit amount recorded directly in shareholders' equity	-	-	-	-		-				-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	412,436	412,436
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (Note 27.b)	-	5,715	-	-		-				-	-	5,715
Allocation of net profit for the period:
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(600,000)		-		-	-	-	-	(600,000)
Distribution of reserve for expansion (Note 27)	-	-	-	600,000		(600,000)				-	-	-
Total shareholder contributions and distributions to shareholders	-	5,715	-	-		(600,000)		-	-	-	-	(594,285)
Balances on March 31, 2023	13,477,891	414,317	1,250,448	7,540,020		-		2,124,411	(163)	(3,844)	412,436	25,215,516

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Period ended March 31, 2022
(In thousands of reais)
			Profit reserves
	Share Capital	Capital reserve	Legal reserve	Reserve for expansion	Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2022	13,477,891	401,806	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	-	25,107,106

Total comprehensive income for the period
Net profit for the period	-	-	-	-	-	-	-	405,365	405,365
Total comprehensive income for the period	-	-	-	-	-	-	-	405,365	405,365
Total shareholder contributions and distributions to shareholders
Long-term incentive plan (Note 27.b)	-	20,487	-	-			-	-	20,487
Allocation of net profit for the period:
Interest on Shareholders’ Equity (Note 27)	-	-	-	-				(195,000)	(195,000)
Total shareholder contributions and distributions to shareholders	-	20,487	-	-	-	-	-	(195,000)	(174,513)
Balances at March 31, 2022	13,477,891	422,293	1,175,215	8,103,035	1,958,301	(4,857)	(4,285)	210,365	25,337,958

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Periods ended March 31, 2023 and 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2023	March 2022	March 2023
Operational activities
Income before income tax and social contribution		477,359	446,913	556,135
Adjustments to reconcile income to net cash generated by operating activities:
Depreciation and amortization	30	1,503,683	1,399,296	1,777,090
Equity in earnings	14	(81,013)	8,675	18,593
Residual value of property, plant and equipment and intangible written off		(87,154)	1,475	(10,080)
Interest on asset retirement obligation		231	179	5,406
Provision for legal and administrative proceedings	25	98,052	71,101	98,048
Inflation adjustment on judicial deposits and legal and administrative proceedings		88,071	36,730	88,071
Interest, monetary and exchange rate variations on loans and other financial adjustments		222,284	213,346	149,260
Interest on lease liabilities	33	272,426	254,638	170,852
Lease interest	32	(6,930)	(6,833)	(6,930)
Provision for expected credit losses	30	140,774	136,475	159,799
Long-term incentive plans	28	5,715	20,487	5,715
		2,633,498	2,582,482	3,011,959
Reduction (increase) in operating assets
Trade accounts receivable		(92,317)	(110,240)	(132,913)
Taxes, fees and contributions to be recovered		6,047	410,350	617
Inventory		(65,019)	(19,759)	(65,019)
Prepaid expenses		(332,629)	(238,550)	(348,457)
Judicial deposits		(8,842)	7,869	(8,842)
Other assets		(44,697)	(55,736)	(38,618)
Increase (decrease) in operating liabilities
Payroll and related charges		75,608	45,210	75,608
Suppliers		815	(252,795)	(382,283)
Taxes, fees and contributions to be collected		178,198	(141,181)	148,934
Authorizations payable		16,742	(990,552)	16,742
Payments for legal and administrative proceedings	25	(46,467)	(55,556)	(46,467)
Deferred revenues		17,386	(24,585)	(11,407)
Other liabilities		(71,304)	(37,403)	(105,732)
Cash generated by operations		2,267,019	1,119,554	2,114,122
Income tax and social contribution paid		(138,813)	-	(138,813)
Net cash generated by operating activities		2,128,206	1,119,554	1,975,309

Investment activities
Marketable securities		1,865,009	495,172	1,865,009
Additions to property, plant and equipment and intangible		(1,288,520)	(1,328,047)	(1,288,520)
Other		6,508	1,696	6,508
Net cash generated by (used in) investment activities		582,997	(831,179)	582,997

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOW
Periods ended March 31, 2023 and 2022
(In thousands of reais)

		Parent Company		Consolidated
	Note	March 2023	March 2022	March 2023

Financing activities
Amortization of loans	(44,109)	(429,883)	(44,109)
Interest paid- Loans	(28,939)	(24,988)	(28,939)
Payment of lease liability	(338,982)	(304,419)	(455,176)
Interest paid on lease liabilities	(277,840)	(252,985)	(350,527)
Derivative financial instruments	(18,320)	(26,760)	(18,320)
Dividends and interest on shareholders´ equity paid	(654,857)	(475,075)	(654,857)
Net cash applied in financing activities	(1,363,047)	(1,514,110)	(1,551,928)

Increase (decrease) in cash and cash equivalents	1,348,156	(1,225,735)	1,006,378
Cash and cash equivalents at the beginning of the financial period	1,785,100	5,228,615	2,548,713
Cash and cash equivalents at the end of the year	3,133,256	4,002,880	3,555,091

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF VALUE ADDED
Periods ended March 31, 2023 and 2022
(In thousands of reais)
	Parent Company		Consolidated
	March 2023	March 2022	March 2023
Revenues
Gross operating revenue	7,883,619	6,578,210	7,922,021
Losses on doubtful accounts receivable	(140,774)	(136,475)	(159,799)
Discounts granted, returns and others	(1,360,129)	(732,254)	(1,360,734)
	6,382,716	5,709,481	6,401,488
Supplies acquired from third parties
Costs of services provided and goods sold	(1,380,033)	(811,484)	(916,617)
Materials, energy, outsourced services and other	(989,607)	(830,152)	(1,060,962)
	(2,369,640)	(1,641,636)	(1,977,579)
Retentions
Depreciation and amortization	(1,557,463)	(1,399,296)	(1,777,090)
Net added value generated	2,455,613	2,668,549	2,646,819
Value added received in transfer
Equity in earnings	134,794	(8,675)	(18,592)
Financial revenues	409,466	546,885	430,214
	544,260	538,210	411,622
Total added value to be distributed	2,999,873	3,206,759	3,058,441

Added value distribution
Personnel and expenses
Direct remuneration	193,033	181,262	193,033
Benefit	56,278	50,790	56,278
FGTS	18,498	15,887	18,498
Other	7,559	15,137	7,559
	275,368	263,076	275,368
Taxes, fees and contributions
Federal	626,948	530,753	772,516
State	608,626	902,712	613,326
Municipal	27,876	22,460	27,556
	1,263,450	1,455,925	1,413,398
Third-party Capital Remuneration
Interest	744,470	794,167	652,395
Rentals	302,923	287,530	303,618
	1,047,393	1,081,697	956,013
Other
Social investment	1,226	696	1,226
	1,226	696	1,226
Shareholders’ Equity Remuneration
Dividends and interest on shareholders´ equity	-	195,000	-
Retained earnings	412,436	210,365	412,436
	412,436	405,365	412,436

See the accompanying notes to the individual and consolidated quarterly information.

11

2023 FIRST QUARTER RESULTS

MESSAGE FROM MANAGEMENT

In the last 12 months, TIM has been focused on the process of integrating Oi's mobile assets and, in March of this year, the Company successfully completed this step. In terms of an annual comparative basis, the 1Q23 was still affected by the impact coming from the M&A, since the acquired assets were incorporated into the financial results starting in April 2022.

Once again, the 1Q23 results show TIM's ability to deliver consistent results on economic and operational fronts. On the operational side, we are leaders in the number of 5G antennas, we launched a new partnership with Grupo Way Brasil aiming to connect more than 600 km of highways with 4G and our site decommissioning project continues to advance – until the end of March 2023 we disconnected approximately 1,500 sites.

2023 FIRST QUARTER HIGHLIGHTS

FINANCIAL

STARTING A NEW YEAR WITH SOLID RESULTS ON THE MAIN FRONTS

- Consistent advance in Normalized Net Revenue: +20.2% YoY in 1Q23;
- Evolution in Mobile: Normalized MSR up by +21.1% YoY in 1Q23, of which Postpaid grew 21.1% YoY and Prepaid increased 27.3% YoY;
- TIM UltraFibra revenue increasing 9.4% YoY in 1Q23;
- Product Revenue: +21.0% YoY in 1Q23;
- Normalized EBITDA with robust expansion of 23.0% YoY in 1Q23 and Margin of 46.0%;
- Normalized EBITDA-AL - Capex growth of 114.6% YoY in 1Q23, representing 9.4% over Normalized Net Revenue.

INFRASTRUCTURE

STRENGTHENING MOBILE COVERAGE AND EXPANDING ULTRA BROADBAND

- 4G coverage leadership (5,397 cities connected) and strong presence in 5G (45 cities);
- TIM UltraFibra elected by the *Prêmio Canaltech*[1] award as the best fixed broadband service in the country;
- UBB expanding presence in strategic regions of the South: entering in Paraná and expanding in Santa Catarina;
- Evolution of TIM UltraFibra's customer base in 1Q23 (+6.3% YoY), with increasing fiber presence (+35.4% YoY in FTTH).

OTHER HIGHLIGHTS

CONSOLIDATING NEW ASSETS QUICKLY INTO AN EFFICIENT STRUCTURE

- Integration process of the mobile assets acquired from Oi 100% completed;
- Migration of the network and customer base delivered ahead of pre-established schedule;
- Approximately 1,500 sites, incorporated trough the agreement with Oi, decommissioned by the end of March.

+20.2% Normalized Net Revenue YoY advance in 1Q23

+23.0% Normalized EBITDA YoY evolution in 1Q23

46.0% Normalized EBITDA Margin in 1Q23

+2.1x Normalized EBITDA-AL - Capex YoY growth in 1Q23

R$ 600 mln of Dividends paid (announced in 2022)

R$ 230 mln of IoC announced in April 2023

100% Oi's integration process completed

~1,500 sites decommissioned by the end of March

RESULTS CONFERENCE CALL

May 9th, 2023, at:

10 a.m. (BRT) / 9 a.m. (US EST)

Webcast (Portuguese): click here

Webcast (English): click here

[1] To read the article about the *Prêmio Canaltech* award as of March 2023, click here.

12

2023 First Quarter Results

OPERATING AND FINANCIAL HIGHLIGHTS

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
FINANCIAL (R$ million)					
Normalized* Net Revenues	**5,681**	**4,727**	**20.2%**	**5,874**	**-3.3%**
Services Revenues	5,508	4,584	20.2%	5,628	-2.1%
Mobile Service	5,193	4,286	21.1%	5,305	-2.1%
Fixed Service	315	297	6.0%	323	-2.6%
Normalized* Operating Expenses	(3,069)	(2,604)	17.9%	(2,944)	4.3%
Normalized* EBITDA	**2,612**	**2,123**	**23.0%**	**2,930**	**-10.9%**
Normalized* EBITDA Margin	**46.0%**	**44.9%**	**1.1p.p.**	**49.9%**	**-3.9p.p.**
Normalized* Net Income	437	419	4.3%	590	-26.0%
Capex	1,289	1,328	-3.0%	1,375	-6.3%
Normalized* EBITDA-AL - Capex	532	248	114.6%	762	-30.3%
OPERATIONAL					
Mobile Customer Base ('000)	**61,721**	**52,305**	**18.0%**	**62,485**	**-1.2%**
Prepaid	35,653	29,089	22.6%	35,240	1.2%
Postpaid	26,067	23,215	12.3%	27,245	-4.3%
TIM UltraFibra Customer Base ('000)	**732**	**689**	**6.3%**	**716**	**2.3%**

* EBITDA normalized according to the items described in the Revenue section (+R$ 41.0 million in 1Q23 and +R$ 49.6 million in 4Q22) and Costs section (-R$ 4.4 million in 1Q23, +R$ 28.9 million in 4Q22 and +R$ 20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as mentioned above, and by non-recurring items in the Income Tax and Social Contribution (-R$ 12.4 million in 1Q23, -R$ 26.7 million in 4Q22 and -R$ 6.9 million in 1Q22).

13

2023 FIRST QUARTER RESULTS

QUARTERLY EVENTS AND SUBSEQUENT EVENTS

ANNOUNCEMENT OF PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On April 19, 2023, the Board of Directors of TIM S.A. approved the distribution of R$230 million as Interest on Capital ("IoC"). The payment will be made on May 9, 2023, and the date of April 25, 2023 was used to identify the shareholders entitled to receive such payment. On March 30, 2023, TIM S.A. announced additional dividends for the fiscal year ended December 31, 2023 in the total amount of R$600 million, paid on April 18, 2023, without the application of any monetary adjustment index, as per resolution approved at the Annual and Extraordinary Shareholders' Meeting.

NEW CFO AND INTERIM IRO

In February 2023, TIM announced that the Board of Directors elected Ms. Andrea Palma Viegas Marques as the Company's Chief Financial Officer ("CFO"). Ms. Viegas has over 20 years' experience in the telecom industry, 17 years of which at TIM Group, serving in different financial, marketing and technology departments. At the same date, TIM reiterated that Mr. Alberto Mario Griselli will continue to be both the Chief Executive Officer ("CEO") and, temporarily, the Investor Relations Officer ("IRO").

APPROVAL OF THE MERGER OF COZANI INTO TIM

On March 30, 2023, the Extraordinary Shareholders' Meeting ("Meeting") approved the merger of Cozani RJ Infraestrutura e Redes de Telecomunicações S.A. ("Cozani") into TIM. Cozani is a special purpose entity acquired from Oi S.A. - Under Judicial Reorganization - on April 20, 2022, as per the material fact disclosed on the same date, which is now fully owned by TIM. On March 31, 2023, the Board of Directors ("BoD") acknowledged the prior approval obtained from Anatel and verified compliance with the precedent conditions for the full completion of the merger. As a result, the Board of Directors declared that the said movement and the consequent dissolution of Cozani became effective, for all legal purposes, on April 1st, 2023.

14

2023 FIRST QUARTER RESULTS

FINANCIAL PERFORMANCE

OPERATING REVENUE

- *Robust Net Revenue growth driven by key business lines*

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Reported Net Revenues	5,640	4,727	19.3%	5,824	-3.2%
Normalized* Net Revenues	5,681	4,727	20.2%	5,874	-3.3%
Services Revenues	5,508	4,584	20.2%	5,628	-2.1%
Mobile Service	5,193	4,286	21.1%	5,305	-2.1%
Client Generated	4,822	3,900	23.6%	4,869	-1.0%
Interconnection	111	112	-1.4%	113	-2.5%
Customer Platform	32	35	-10.9%	51	-38.0%
Others	229	239	-4.2%	271	-15.7%
Fixed Service	315	297	6.0%	323	-2.6%
of which TIM UltraFibra	209	192	9.4%	207	1.1%
Product Revenues	174	143	21.0%	246	-29.3%

* Net Revenue normalized by the temporary effect of inefficiency of PIS/COFINS taxes as a result of the contract between TIM S.A. and Cozani (+R$41.0 million in 1Q23 and R$49.6 million in 4Q22). The merger of Cozani into TIM S.A. was concluded on April 1st, 2023.

In the first quarter of the year, Normalized Net Revenue once more saw a solid growth of 20.2% YoY, to R$5,681 million. All the main lines contributed to this performance: (i) Mobile Service Revenue (+21.1% YoY), impacted by the acquisition of Oi's mobile assets and the Company's consistent performance in executing the "volume-to-value" strategy; (ii) Fixed Service Revenue (+6.0% YoY), mainly driven by TIM UltraFibra (+9.4% YoY) with its strategy to expand the "FTTH (Fiber-to-the-home)" technology; and (iii) Product Revenue (+21.0% YoY), which recorded a positive result due to an improvement in the share of high-value products in the sales mix during the quarter.

15

2023 FIRST QUARTER RESULTS

Net Revenue advanced significantly in the main fronts

Normalized Net Revenue
(R$ mln; YoY)
20.2%
4,727
922
-4
-12
18
30
5,681
Mobile 21.1%
6.0%
21.0%
1Q22
Client Generated
Customer Platform
ITX and Others
Fixed
Products
1Q23

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue (MSR) totaled R$5,193 million in 1Q23, up by 21.1% YoY. The positive performance was driven by revenues from the incorporation of Oi Mobile's assets, in addition to another quarter with consistent organic performance in the Prepaid and Postpaid segments, which service portfolios have been expanding continually to offer a better value proposition to customers. **Normalized Mobile ARPU (average monthly revenue per user) reached R$27.9 in the quarter (+1.7% YoY)**, returning to an annual growth despite the diluting effect because of the addition of customers from Oi, which had a lower ARPU.

Below is the performance breakdown of each mobile customer profile in 1Q23:

(i) **Prepaid Revenue increased by 27.3% YoY in 1Q23**, and **Prepaid ARPU reached R$13.9 (up by 5.4% YoY)**.The levers for such performance were: (i) revenue from the acquisition of Oi's mobile assets; (ii) a more robust portfolio of offers, with the inclusion, for example, of Amazon Prime service to the "TIM Pré TOP" plan at the end of last year, encouraging clients to migrate to higher value recharges; and (iii) reclassification of part of Oi's customer base from the *Controle* to Prepaid segment, according to criteria adopted by TIM.

(ii) **Postpaid Revenue increased by 21.1% YoY in 1Q23**, with **Postpaid ARPU reaching R$40.5 (up by 3.6% YoY)**. This performance is the result of: (i) additional revenue generated by the incorporation of Oi's assets; (ii) the success on the execution of Company's strategy to migrate customers to higher value plans; and (iii) partially affected by the intra segments

16

2023 FIRST QUARTER RESULTS

reclassification of the mobile base, as previously mentioned.

ARPU with a positive result, even despite dilution after the

Normalized Mobile ARPU
(R$ /Mo; %YoY)
1.7%
27.4
27.9
1Q22
1Q23
Postpaid ARPU
(R$ /Mo; %YoY)
3.6%
39.1
40.5
1Q22
1Q23
Prepaid ARPU
(R$ /Mo; %YoY)
5.4%
13.2
13.9
1Q22
1Q23

Interconnection Revenue (ITX) had a slight decrease of 1.4% YoY in 1Q23, due to the lower incoming traffic in the annual comparison. The effect of MTR on Net Service Revenue was 1.7% in the quarter.

In 1Q23, Customer Platform Revenue totaled R$32 million in the quarter. This line fell YoY, as already expected, since the new announced partnership with Grupo Cartão de Todos will be commercially launched soon.

The Other Normalized Revenues[1] line dropped 4.2% YoY in 1Q23. This result was due to the acquisition of Oi Mobile's assets, which partially had a negative impact on the ran sharing agreements with the telco.

Breakdown of the Fixed Segment (net of taxes and deductions):

In 1Q23, Fixed Service Revenue amounted to R$315 million, up by 6.0% YoY.

TIM UltraFibra Revenue
(R$ mln; %YoY)
9.4%
192
209
1Q22
1Q23

TIM UltraFibra with a focus on fiber

TIM UltraFibra, the main fixed revenue line, grew by 9.4% YoY in 1Q23, with ARPU of R$92.9 in the quarter (+1.7% YoY, 17th consecutive quarter of increase). This performance was due to the strategies adopted by the Company to: (i) focus on the FTTH technology, offering better quality and faster speeds to its customers – an approach that has proved to be a success as, until the end of March, **77% of the customer base already had plans with speeds equal to or higher than 150 Mbps;** (ii) acquire and retain

[1] The Other Revenues line had non-recurring impacts of R$41.0 million in 1Q23 and R$49.6 million in 4Q22, referring to the temporary effect of inefficiency of PIS/COFINS taxes, as a result of the contract between TIM S.A. and Cozani, which was extinguished with the incorporation of the latter.

17

2023 FIRST QUARTER RESULTS

customers with higher value-added plans, by offering a portfolio with attractive additional services; (iii) launch of the ultrabroadband service in Paraná and expansion in Santa Catarina, both started in the quarter.

OPERATING COSTS AND EXPENSES

- ***Costs dynamics start to return to normal levels***

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Reported Operating Expenses	**(3,065)**	**(2,624)**	**16.8%**	**(2,973)**	**3.1%**
Normalized* Operating Expenses	**(3,069)**	**(2,604)**	**17.9%**	**(2,944)**	**4.3%**
Personnel	(335)	(302)	10.9%	(357)	-6.1%
Selling and Marketing	(1,034)	(817)	26.6%	(989)	4.5%
Network & Interconnection	(966)	(894)	8.1%	(906)	6.7%
General & Administrative	(245)	(198)	23.8%	(223)	9.7%
Cost Of Goods Sold (COGS)	(230)	(188)	22.5%	(264)	-12.9%
Bad Debt	(160)	(136)	17.1%	(156)	2.6%
Other operational revenues (expenses)	(100)	(69)	43.4%	(49)	102.8%
Normalized* Operating Expenses Ex-COGS	**(2,839)**	**(2,416)**	**17.5%**	**(2,679)**	**6.0%**

* Operating Costs normalized by: expenses with consulting services within the scope of the acquisition project of Oi Mobile and customer migration (+R$12.5 million in 1Q23 and +R$25.2 million in 4Q22), PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani (-R$17.7 million in 1Q23 and -R$13.5 million in 4Q22), expenses with FUST/FUNTEL within the scope of the intercompany contract with Cozani (+R$886k in 1Q23 and +R$7.1 million in 4Q22), expenses with specialized legal and administrative services (+R$8.3 million in 4Q22 and +R$8.4 million in 1Q22), expenses with the price adjustment from the sale of control of I-Systems (+R$1.9 million in 4Q22), and payroll expenses also related to the acquisition of Oi's mobile assets (+R$11.8 million in 1Q22).

Normalized Operating Costs and Expenses totaled R$3,069 million in 1Q23, up by 17.9% YoY. The line continues to be largely affected by factors related to the acquisition of Oi Mobile, such as: (i) the temporary cost referring to the management of the customer base acquired during the migration process and other transitory services offered by Oi – the TSA (Temporary Service Agreement[2]), which ended in April; and (ii) expenses related to a larger network structure and customer base after the completion of the acquisition of assets.

Reported Operating Costs and Expenses reached R$3,065 million in 1Q23, up by 16.8% YoY, due to the same factors mentioned previously, in addition to the impacts relative to non-recurring operating

[2] The Temporary Service Agreement ("TSA") is a temporary contract to provide management services for the subscriber base and maintenance of the Network Operations Center ("NOC") within the scope of the acquisition of Oi's mobile assets. The TSA has a 12-month term and was adjusted to exclude recharging services.

18

2023 FIRST QUARTER RESULTS

items, as described in the Operating Costs and Expenses table above.

19

2023 FIRST QUARTER RESULTS

Breakdown of Normalized Costs and Expenses Performance:

Normalized[3] Personnel Costs grew by 10.9% YoY in the quarter, mainly due to higher level of provision relating to employee profit sharing in the Company's 2022 results, in addition to the annual impact of the readjustment on wages, bonuses and incentives.

The Commercialization and Advertising line continues to be highly impacted by the acquisition of Oi's assets, up by 26.6% YoY in 1Q23. This result was mainly explained by: (i) higher expenses with the maintenance and management of a higher customer base; (ii) higher advertising costs with the launch of the *Maior Rede Móvel do Brasil* ("Largest Mobile Network in Brazil") campaign; and (iii) the already expected TSA costs with Oi (R$72.6 million in 1Q23).

Normalized[4] Network and Interconnection grew by 8.1% YoY in the period. Despite the increase, this line did not record the double-digit growth it had delivered in recent quarters. The main factors were: (i) higher expenses with content providers of VAS ("Value-Added Services"), with the inclusion of new services, further enriching our offers portfolio; and (ii) higher expenses related to roaming services with the increase in roaming traffic volume in the period.

Normalized[5] General and Administrative (G&A) expenses increased by 23.8% YoY in 1Q23, mainly due to the hiring of specialized consultancies for the Company's strategic projects and the maintenance of the ongoing project to migrate the IT infrastructure to the cloud ("Journey to Cloud").

Cost of Goods Sold (COGS) grew by 22.5% YoY in 1Q23, once more following the dynamics of product revenue with higher average cost of handsets.

Provisions for Doubtful Accounts (Bad Debt) grew by 17.1% YoY in the quarter, totaling R$160 million, mainly due to a larger postpaid base, as a result of the acquisition of Oi's mobile assets. Despite these factors, **the Bad Debt over Gross Revenue ratio remained at 2%** (slightly below the 2.1% recorded in 1Q22), **thereby**

---

[3] The Personnel costs line had a non-recurring impact of R$11.8 million in 1Q22, referring to payroll expenses related to the acquisition of Oi's mobile assets.

[4] The Network and Interconnection line had non-recurring impacts of R$12.5 million in 1Q23 and R$25.2 million in 4Q22, referring to expenses with consulting services within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23 and -R$13.5 million in 4Q22, referring to PIS/COFINS taxes credits generated within the scope of the intercompany contract with Cozani.

[5] The General and Administrative Expenses was impacted by non-recurring items in the amount of R$8.3 million in 4Q22 and R$8.4 million in 1Q22, related to expenses with specialized legal and administrative services for the projects of acquisition of Oi's assets and sale of I-Systems.

20

2023 FIRST QUARTER RESULTS

showing the Company's efficiency on its strategy for customer acquisition, collection and recovery of overdue amounts amid an environment of worsening on delinquency in various sectors of the Brazilian economy.

Other Normalized[6] Operating Expenses (Revenues) increased by 43.4% YoY in 1Q23, mainly explained by: (i) provision for civil contingencies related to an old lawsuit (Note 25 of the Financial Statements); and (ii) higher expenses with FUST/FUNTTEL in the annual comparison.

FROM EBITDA TO NET INCOME

- ***Double-digit EBITDA growth followed by margin expansion***

[6] The Other Operating Expenses (Revenues) line was impacted by non-recurring items in the amount of R$886k in 1Q23 and R$7.1 million in 4Q22, referring to expenses with FUST/FUNTEL relative to the intercompany contract with Cozani, and R$1.9 million in 4Q22, referring to the price adjustment from the sale of control of I-Systems.

21

2023 First Quarter Results

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
Normalized (R$ million)					
Normalized* EBITDA	**2,612**	**2,123**	**23.0%**	**2,930**	**-10.9%**
Normalized* EBITDA Margin	46.0%	44.9%	1.1p.p.	49.9%	-3.9p.p.
Depreciation & Amortization	**(1,777)**	**(1,399)**	**27.0%**	**(1,858)**	**-4.4%**
Depreciation	(1,293)	(978)	32.2%	(1,363)	-5.1%
Amortization	(484)	(421)	14.9%	(496)	-2.4%
Equity in Earnings	**(19)**	**(9)**	**114.3%**	**(23)**	**-17.7%**
Normalized* EBIT	**816**	**715**	**14.1%**	**1,049**	**-22.2%**
Normalized* EBIT Margin	14.4%	15.1%	-0.8p.p.	17.9%	-3.5p.p.
Normalized Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
Financial expenses	(596)	(639)	-6.8%	(672)	-11.4%
Financial income	375	396	-5.4%	327	14.7%
Net exchange variation	(3)	(5)	-43.9%	(5)	-42.8%
Normalized* EBT	**593**	**467**	**26.9%**	**699**	**-15.3%**
Normalized* Income tax and social contribution	(156)	(48)	222.3%	(109)	42.8%
Normalized* Net Income	**437**	**419**	**4.3%**	**590**	**-26.0%**
Total Normalized Items	(24)	(13)	80.5%	(52)	-53.4%
Reported (R$ million)					
Reported EBITDA	**2,575**	**2,103**	**22.5%**	**2,852**	**-9.7%**
Reported EBITDA Margin	45.7%	44.5%	1.2p.p.	49.0%	-3.3p.p.
Reported EBIT	**780**	**695**	**12.2%**	**971**	**-19.7%**
EBIT Margin	13.8%	14.7%	-0.9p.p.	16.7%	-2.8p.p.
Net Financial Results	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**
Income before taxes	**556**	**447**	**24.4%**	**621**	**-10.4%**
Income tax and social contribution	(144)	(42)	245.9%	(83)	73.8%
Reported Net Income	**412**	**405**	**1.7%**	**538**	**-23.4%**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22). Net Income normalized according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits relative to the intercompany contract with Cozani (-R$8.2 million in 1Q23 and -R$14.7 million in 4Q22) and other taxes effects (-R$4.2 million in 1Q23, -R$12.0 million in 4Q22 and -R$6.9 million in 1Q22).

EBITDA[7] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)

In 1Q23, Normalized EBITDA totaled R$2,612 million, up by 23.0% YoY, mainly driven by the Service Revenue, strengthened by the operational performance and the incorporation of Oi Móvel's customers. **Normalized EBITDA Margin reached 46.0%,** up by 1.1 p.p. versus the same period of 2022 - showing a slight acceleration in the pace of expansion year-on-year, even without benefiting from the termination of the contract (TSA) with Oi.

[7] EBITDA normalized according to the items described in the "Operating Revenue" and "Operating Costs and Expenses" sections.

22

2023 FIRST QUARTER RESULTS

Returning the effects from leasing on EBITDA, **Normalized EBITDA-AL ("After Lease") for 1Q23 reached a growth of 15.5% YoY, totaling R$1,820 million.**

EBITDA driven by organic growth and M&A
Normalized EBITDA and Margin
(R$ mln; %YoY)
23.0%
2,123
2,612
1Q22
1Q23
44.9%
46.0%
EBITDA Margin

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

The D&A line increased by 27.0% YoY in 1Q23, being one of the lines most affected by the acquisition of Oi's mobile assets. The main components impacting the line YoY were: (i) an increase of R$297 million in Depreciation referring to the IFRS 16 lease agreements (Note 15 of the Financial Statements); and (ii) R$51 million increase in Amortization related to the purchase of the 49 MHz spectrum from Oi. This quarter, the line was also positively impacted by an adjustment to the useful life of Cozani's assets base.

Normalized EBIT grew by 14.1% YoY in 1Q23, reflecting the solid EBITDA growth and higher impact from D&A, as mentioned above.

NET FINANCIAL RESULT

23

2023 FIRST QUARTER RESULTS

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Cash Items	**(557)**	**(254)**	**119.4%**	**(480)**	**16.0%**
Financial Debt Interest (Net of Derivatives)	(143)	(86)	67.2%	(162)	-11.8%
Interest related to Cash & Cash Equivalents	123	224	-45.0%	133	-7.3%
Net Leases Interest	(351)	(248)	41.7%	(369)	-4.7%
Auction Spectrum Monetary Adjustment	(25)	(57)	-55.2%	(8)	220.9%
Others	(161)	(88)	82.2%	(75)	115.6%
Non-Cash Items	**334**	**6**	**5511.4%**	**130**	**156.3%**
Interest Capitalized from Licenses	74	14	439.7%	82	-10.1%
Mark-to-market from Derivative	53	(47)	n.a.	5	n.a.
C6 Mark-to-market	20	39	-50.0%	43	-54.4%
Others	187	-	n.a.	-	n.a.
Net Financial Result	**(223)**	**(248)**	**-9.9%**	**(350)**	**-36.2%**

In 1Q23, Net Financial Result was negative by R$223 million, an improvement of R$25 million compared to 1Q22, also indicating a rise in comparison with the previous two quarters (+R$127 million vs. 4Q22 and +R$179 million vs. 3Q22). Year on year, the result was impacted by: (i) a positive effect related to the renegotiation of tower lease contracts; (ii) higher payment of interest on financial debts due to the increase in the basic interest rate; (iii) lower gain of interest on cash and cash equivalents, due to the Company's lower cash position in the period; (iv) higher payments of interest on leases, related to the absorption of Oi's towers; and (v) negative impact from higher monetary adjustment referring to a provision for civil contingencies (Note 25 of the Financial Statements).

It is worth mentioning that, during 2023, the capitalization of the 3.5GHz license, acquired in the frequency auction held in 2021, should end.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution ("IR/CSLL"), in the Normalized[8] view, totaled -R$156 million in 1Q23 compared to -R$48 million in 1Q22, with an **effective rate of -26.3% in 1Q23** vs. -10.4% in 1Q22, mainly explained by the fact that, during 1Q23, the Company did not declare Interest on Capital. In addition, impacts on deferred tax related to Cozani's assets were recorded in the period.

[8] The Income Tax and Social Contribution line was impacted by non-recurring items of -R$8.2 million in 1Q23 and -R$14.7 million in 4Q22, referring to tax credits related to the intercompany contract with Cozani, and of -R$4.2 million in 1Q23, -R$12.0 million in 4Q22 and -R$6.9 million in 1Q22, referring to other taxes effects.

24

2023 FIRST QUARTER RESULTS

In the Reported view, IR/CSLL totaled -R$144 million in 1Q23 vs. -R$42 million in 1Q22. This relevant decline in the current quarter was due to the same factors mentioned above.

NET INCOME[9]

Normalized Net Income was R$437 million in 1Q23, up by 4.3% over 1Q22 - while Normalized Earnings per Share (EPS) for the quarter was R$0.18, slightly above R$0.17 registered in 1Q22.

CASH FLOW, DEBT, AND CAPEX

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Normalized EBITDA*	2,612	2,123	23.0%	2,930	-10.9%
Capex	(1,289)	(1,328)	-3.0%	(1,375)	-6.3%
Normalized EBITDA - Capex (A)	**1,323**	**795**	**66.4%**	**1,555**	**-14.9%**
ΔWorking Capital and Income Tax (B)	(691)	(1,219)	-43.3%	512	n.a.
Spectrum Auction Payment (C)	-	(1,090)	n.a.	(186)	n.a.
Normalized Operating Free Cash Flow (A+B-C)	**633**	**666**	**-5.1%**	**2,253**	**-71.9%**
Non recurring operating items (D)	(37)	(20)	80.5%	(79)	-53.4%
Operating Free Cash Flow (A+B+D)	**596**	**(444)**	**n.a.**	**1,988**	**-70.0%**
Leases Payment (E)	(806)	(557)	44.5%	(801)	0.6%
OFCF Ex-Licenses and After Leases Payment (A+B-C+D+E)	**(210)**	**89**	**n.a.**	**1,374**	**n.a.**

* EBITDA normalized according to the items described in the Revenue section (+R$41.0 million in 1Q23 and +R$49.6 million in 4Q22) and Costs section (-R$4.4 million in 1Q23, +R$28.9 million in 4Q22 and +R$20.3 million in 1Q22).

Normalized EBITDA (-) Capex totaled R$1,323 million at the end of the quarter, an increase of 66.4% YoY, explained by the EBITDA expansion, as previously indicated, in addition to the Capex reduction recorded in the period. Thus, the indicator **Normalized EBITDA (-) Capex over Normalized Net Revenue in the quarter was 23.3%. Returning the effects of leases, Normalized EBITDA-AL minus Capex totaled R$532 million in 1Q23, an increase of 114.6% YoY,** explained by the same reasons mentioned above.

At the end of 1Q23, Normalized[10] Operating Free Cash Flow (OFCF) totaled R$633 million, a slight decrease of R$34 million when compared to the result recorded in 1Q22. This result is explained by an improvement in Normalized EBITDA (-) Capex absorbed by a more negative working capital, as detailed in the section "Working Capital and Income Tax Variation".

[9] Net Income normalized according to items described in the "From EBITDA to Net Income" section.

[10] Operating Free Cash Flow normalized according to the items described in the "From EBITDA To Net Income" section and excludes payments related to licenses acquired in the frequency auction.

25

2023 FIRST QUARTER RESULTS

CAPEX

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
Network	983	879	11.8%	998	-1.5%
IT & Others	305	449	-32.0%	377	-19.0%
Total Capex	1,289	1,328	-3.0%	1,375	-6.3%
Total Capex/Net Revenue	22.7%	28.1%	-5.4p.p.	23.4%	-0.7p.p.

In 1Q23, Capex totaled R$1,289, a slight reduction of 3.0% YoY, mainly due to a reduction on investments allocated in the "IT and Others" line. In the quarter, the Total Capex over Normalized Net Revenue indicator reached 22.7%, down by -5.4 p.p. compared to 1Q22. According to estimates published by the Company on February 17, 2023, more relevant decreases are expected throughout 2023.

WORKING CAPITAL AND INCOME TAX VARIATION

In 1Q23, the Working Capital and Income Tax Variation line was negative by R$691 million, representing a worsening compared to -R$129 million observed in 1Q22 (considering the exclusion of the payment of the first installment of the EAF, made in the first quarter of 2022, as part of the obligations related to the acquisition of the 3.5 GHz license from the 5G frequency auction, in the total amount of approximately R$1.1 billion). The line was mainly impacted by: (i) a reduction in the volume of tax credits in relation to the same period of the previous year; and (ii) an increase in prepaid expenses and supplier payments, due, respectively, to the increase in Fistel payments with the entry of Oi's customer base, and to the increase in the supplier line after the acquisition of Oi's mobile assets. In addition to these effects, there was also the contribution of stronger operational dynamics in the period vs. previous year, as described before.

It is worth mentioning that the payment of the TFF rate for 2023 (R$530 million), which is a component of the Fistel tax, remains suspended, as well as the amount for 2020 (R$490 million), 2021 (R$480 million) and 2022 (R$482 million), which has no payment date, further benefiting the Working Capital dynamics. In addition, up to December 31, 2022, the amount of R$215.6 million in default interest on Fistel (TFF) was recognized for the 2020, 2021 and 2022 fiscal years, of which R$52.6 million were recorded in 2021 and R$163 million in 2022. In 2023, there was a recognition of R$47 million in default interest on Fistel amounts (TFF) for the years 2020, 2021 and 2022, with payment suspended by preliminary injunction (Note 22 of the Financial Statements).

26

2023 FIRST QUARTER RESULTS

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	Libor + 0.75%	01/24 to 12/25	87	84	171
Scotia	USD	1.4748% to 3.2300% p.y.	04/24	1,029	508	1,537
BNP Paribas	BRL	7.0907% p.y.	01/22 to 01/24	506	(0)	506
Debentures	BRL	IPCA + 4.1682% p.y.	06/28	18	1,809	1,827
BNDES Finame	BRL	IPCA + 4.2283% p.y.	11/31	5	389	395
BNDES Finem	BRL	TJLP + 1.95% p.y.	08/25	112	158	270
BNB	BRL	IPCA + 1.2228% to 1.4945% p.y.	02/28	57	187	244
Total Financial Debt				**1,815**	**3,135**	**4,950**
License (5G)	BRL	Selic	12/40	54	870	924
Total Debt Before Lease				**1,869**	**4,006**	**5,874**
Total Lease	BRL	IPCA/IGP-M (12.40% p.y.)*	10/29	2,043	10,922	12,965
Total Debt				**3,911**	**14,928**	**18,839**

*Weighted average interest rate of leasing contracts.

Net Debt

DESCRIPTION	1Q23	4Q22	3Q22	2Q22
R$ million				
Short-Term Debt	1,815	1,265	159	126
Long-Term Debt	3,135	3,705	4,622	4,595
Total Debt	**4,950**	**4,970**	**4,781**	**4,720**
Cash and Cash Equivalents	(3,881)	(4,739)	(3,703)	(2,286)
Net Derivatives-ex C6	135	116	132	44
Net Debt	**1,205**	**347**	**1,210**	**2,479**
License (5G and 4G)	924	895	918	889
Net Debt AL	**2,129**	**1,242**	**2,128**	**3,367**
Total Lease	12,965	12,593	12,388	12,521
Total Net Debt	**15,094**	**13,835**	**14,516**	**15,889**
Net Debt AL / Normalized EBITDA AL*	0.3x	0.2x	0.3x	0.5x
Net Debt Total/Normalized EBITDA	**1.4x**	**1.4x**	**1.5x**	**1.7x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

YEAR	PRO-FORMA	INCLUDING IFRS 9,15 & 16
R$ million		
2024	738	1,716
2025	254	1,227
2026	763	1,664
2027	763	1,648
After 2027	1,487	8,672
Total Debt	**4,006**	**14,928**

Debt by Maturity

Total Debt (post-hedge) in late 1Q23 totaled R$18,974 million, up by R$5,011 million year on year, due to: (i) higher debt volume to finance investments and infrastructure acquisition; and (ii) new leases arising from Oi contracts, which totaled R$2,992 billion by the end of March.

At the end of the quarter, the amount of financing (post-hedge) totaled R$5,085 million. **Excluding leases and licenses related to the 5G auction, the average cost of debt, was 14.1% p.a. (103.3% of the CDI) in the quarter,** higher when compared to the cost of 11.4% p.a. (107.6% of the CDI) in 1Q22, mainly impacted by the increase in the DI rate over the previous quarter.

27

2023 First Quarter Results

In 1Q23, our Cash and Securities balance totaled R$3,881 million, down by R$4,195 million YoY, due to: (i) a cash disbursement to acquire Oi's mobile assets in 2Q22; (ii) a legal deposit of R$670 million relative to the price adjustment on acquisition of Oi's assets (Note 12 of the Financial Statements); and (iii) the payment of installments related to the acquisition of frequencies in the 2021 5G spectrum auction (full payment of the EAF installments and payments of the EACE installments and 5G license for 2022).

The average financial yield reached 13.4% p.a. (101.8% of the CDI) in 1Q23, an increase of 2.15 p.p. from 1Q22, due to a higher basic interest rate in the previous quarter.

28

2023 FIRST QUARTER RESULTS

OPERATING AND MARKETING PERFORMANCE

DESCRIÇÃO	1T23	1T22	% A/A	4T22	% T/T
R$ milhões					
Base Móvel de Clientes ('000)	**61,721**	**52,305**	**18.0%**	**62,485**	**-1.2%**
Pré-Pago	35,653	29,089	22.6%	35,240	1.2%
Pós-Pago	26,067	23,215	12.3%	27,245	-4.3%
Pós-Pago Humano	21,563	19,232	12.1%	22,921	-5.9%
Base de Usuários 4G ('000)	55,097	46,865	17.6%	54,983	0.2%
Base de Usuários 5G ('000)	1,924	-	n.a.	1,286	49.6%
Market share	**24.6%**	**20.3%**	**4.3p.p.**	**24.8%**	**-0.2p.p.**
Pré-Pago	32.1%	24.4%	7.7p.p.	31.5%	0.6p.p.
Pós-Pago	18.6%	16.7%	1.9p.p.	19.4%	-0.9p.p.
Pós-Pago Humano	21.5%	18.8%	2.7p.p.	22.7%	-1.2p.p.
Base de Clientes TIM UltraFibra ('000)	**732**	**689**	**6.3%**	**716**	**2.3%**
FTTH	592	438	35.4%	549	8.0%
FTTC	140	252	-44.4%	167	-16.4%

MOBILE SEGMENT:

TIM recorded 61.7 million mobile lines, up by 18.0% YoY in 1Q23 (reaching a market share of 24.6%). In March, aiming to adapt the distribution of Oi's migrated customers to the criteria adopted by the Company, **951k clients previously allocated as *Controle* customers were reclassified to the Prepaid segment**, creating an inorganic increase in the Prepaid customer base. On the other hand, this movement had the opposite effect on Postpaid net adds, resulting in a sharper drop in this line.

The **Postpaid segment recorded 26.1 million lines** in 1Q23 (+12.3% YoY), resulting in a total customer base of 42% for the segment, partly affected by the inorganic effect mentioned above. **Human Postpaid (ex-M2M) recorded 21.6 million lines** (+12.1% YoY) in 1Q23. The **M2M base reached 4.5 million lines** in the period (+13.1% YoY).

The **Prepaid client base reached 35.7 million lines** (+22.6% YoY), partially benefited from the already mentioned inorganic effect in the period.

29

2023 FIRST QUARTER RESULTS

TIM LAUNCHES PLANS WITH DISNEY+ AND STAR+

5G
LIBERTADORES

To further enrich the content portfolio offered to its customers, **TIM now includes the Disney+ and Star+ streaming services on its Postpaid plans.** Customers acquiring TIM Black 20GB will now have a Disney+ subscription without additional costs for a 12-month period. The platforms - featuring original TV shows and films and the best of Disney, Pixar, Marvel, Star Wars and National Geographic - have now become one of the streaming options available to TIM Black 25GB and TIM Black Família 30GB customers, who will be able to choose from one of the services to include in their plans, free of charge. The TIM Black Família 60GB, 100GB and 180GB customers - who can also make this choice - will be able to have Combo+, a commercial offer granting access to Disney+ and Star+, independent platforms with entertainment for all ages. **This launch reinforces TIM's proposal to be a real entertainment hub aligned with the choice bundle strategy**, integrating strong brands into its offers and delivering the best content available in the market to its users.

FIXED SEGMENT:

TIM
PRÊMIO
CANALTECH
6ª EDIÇÃO
TIM

TIM ULTRAFIBRA WON THE *PRÊMIO* CANALTECH AWARD FOR BEST FIXED BROADBAND IN BRAZIL

In March 2023, TIM's ultrabroadband was once again recognized for the excellent service provided by the Company. **TIM UltraFibra won the sixth edition of the *Prêmio* Canaltech award for the best fixed broadband service in Brazil**[11]. The award elects the most outstanding brands, products and services, which are chosen by a technical jury - composed of journalists and technology experts from across Brazil - and through popular voting, based on the "consumer experience" factor. In 2023, there were nearly 150k participants, with over 4 million votes, evaluating the work of companies in 2022. The award reinforces TIM's purpose to offer its customers the best services, always maintaining its high quality and delivering the best experience.

TIM UltraFibra's customer base totaled 732k lines, accelerating its growth (+6.3% YoY) in the quarter. **The FTTH base maintained its growth (up by 35.4% over 1Q22)**, proving that the transition of

[11] To read the article (in Portuguese language) about the *Prêmio* Canaltech award, click here.

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2023 FIRST QUARTER RESULTS

customers to fiber remains in a constant pace of growth in another quarter. Another positive highlight was the number of net additions which grew 4 times more when compared to 1Q22.

TIM ULTRAFIBRA INCREASES ITS PRESENCE IN SANTA CATARINA

TIM
ULTRA
FIBRA

TIM's ultrabroadband continues to expand, further entering in the state of Santa Catarina. Already present in the city of Joinville since 2022, the Company has launched its services in 12 more cities of the state, covering more than 540k homes. This advance in a strategic region in Southern Brazil, together with TIM's current presence in other regions in the country, prove Company's effectiveness in providing fast and efficient infrastructure, contributing to the Company's profitable growth strategy and reinforcing the democratization of the access to high-speed internet across Brazil.

CUSTOMER PLATFORM AND MOBILE ADVERTISING

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

(i) **Commercial Partnerships with direct remuneration for the sale of advertising and data intelligence** – The main products used are TIM Ads and TIM Insights.

(ii) **Strategic Partnerships that seek to achieve the same objectives as above, in a broad way and in record time.** In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partner brand. We encourage the consumer to join the partner brand with exclusive offers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

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2023 FIRST QUARTER RESULTS

TIM ADS E TIM INSIGHTS

With more than 550 datapoints per user, TIM Insights has proven to be a powerful tool for identifying clusters concerned on digital services in various industries such as Financial Services, Education, Social Media, Food & Beverage, Retail, Consumer Goods etc.

With more than 35 million Opt-Ins granted, TIM Ads provides awareness and performance advertising in various formats such as text, image, gif and especially video in traditional TIM channels, as well as in applications such as Meu TIM, TIM *+Vantagens*, TIM Fun and TIM News. In addition, it works as a platform for installation of applications, generation of qualified leads, 1st Party Data data enrichment, consumer research and brand lift measurement.

FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 bank and, as of April 2020, launched exclusive offers for TIM customers who opened bank accounts at C6, in addition to using its services. As remuneration for this contract, TIM receives a commission per activated account and the option to gain an equity interest in the bank according to the number of active account targets reached. The number of shares received for each target achieved varies throughout the contract's term, with the initial percentages being more advantageous for TIM due to the greater effort required for a new digital company to take off.

The partnership with C6 ended the first quarter of 2023 achieving another record of accounts created and TIM reached a potential indirect accumulated equity stake of 5.70% in the C6 bank's share capital.

Even with the project's success, differences between the partners resulted in the opening of an Arbitration Procedure, in 2021, which remains open, as described in Note 29 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A ("Cogna"), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform. In February 2023, the companies friendly agreed to end the partnership.

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2023 First Quarter Results

TIM is currently in the process of choosing a new partner for the Education vertical with the support of financial advisors. The goal is to have a strategic partnership with a Brazilian education group to offer exclusive benefits to its customer base and expand access to digital education services.

DIGITAL CONTENT AND SECURITY SERVICES

In May 2022, TIM announced a new strategic partnership, this time focused on the digital security market and entertainment. This partnership was born between TIM and the FS group with the creation of EXA, a new brand dedicated to digital solutions for the end consumer. EXA began to offer reading solutions to TIM's customers directly in their plans through the Ayabook and Aya Minibooks applications (access to digital books) and through Bancah (access to several Brazilian newspapers and magazines). With that, more than 40 million TIM customers can benefit from these services.

In February 2023, the partnership with EXA further expanded its product portfolio with the entry of a new product, "Me Encontra", which is an application for location sharing among the members of a custom group. This service is available to some segments of the TIM's customer base directly in their plans.

DIGITAL HEALTH SERVICES

To expand the customer platform, TIM announced in February 2023 the arrival of the Grupo Cartão de Todos to its portfolio of partners, with offers of differentiated services to TIM customers. The project foresees the availability of a "freemium" offer and an exclusive platform for TIM clients, allowing access to the ecosystem of discounts for health services provided by the Grupo Cartão de Todos and its associated network, such as doctors' appointments (face-to-face and virtual - telemedicine), medical examinations and purchase of medication through a monthly subscription. Commercial launch is planned for the third quarter of 2023.

INFRASTRUCTURE

In 2023, TIM reenforces its commitment to offer a superior coverage, seeking the constant improvement of its services and quality, ensuring the best user experience for its consumers.

Below are the evolution details of our mobile and fixed networks:

33

2023 FIRST QUARTER RESULTS

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
R$ million					
4G Cities	**5,397**	**4,794**	**12.6%**	**5,370**	**0.5%**
of which 700 MHz enabled	4,525	4,058	11.5%	4,515	0.2%
of which VoLTE enabled	5,311	4,767	11.4%	5,282	0.5%
Urban Population Coverage (4G)	**99%**	**98%**	**1.3p.p.**	**99%**	**0.1p.p.**
of which 700 MHz enabled	96%	94%	1.8p.p.	95%	0.1p.p.
of which VoLTE enabled	99%	97%	2.4p.p.	99%	0.6p.p.
5G Cities	**45**	**-**	**n.a.**	**27**	**66.7%**
4.5G Cities	**1,947**	**1,806**	**7.8%**	**1,922**	**1.3%**
3G Cities	4,139	4,024	2.9%	4,132	0.2%
Urban Population Coverage (3G)	94%	94%	0.4p.p.	94%	-
Biosites	**1,831**	**1,800**	**1.7%**	**1,829**	**0.1%**
Sky Coverage (# sites)	**1,623**	**995**	**63.1%**	**1,566**	**3.6%**
Massive MIMO (# sites)**	**2,510**	**2,385**	**5.2%**	**2,495**	**0.6%**
Homes passed*	**8,715**	**5,759**	**51.3%**	**6,060**	**43.8%**
FTTH	7,432	3,666	102.7%	4,488	65.6%
FTTC	3,031	2,974	1.9%	3,021	0.3%
Broadband Coverage Cities	**77**	**38**	**102.6%**	**42**	**83.3%**
FTTH	76	36	111.1%	41	85.4%
FTTC	5	5	-	5	-
FTTCity (# cities)	**1,410**	**1,249**	**12.9%**	**1,398**	**0.9%**

* The amounts for homes passed were adjusted in 2022 after a change in recognition methodology. Likewise, retroactive amounts have also changed.

** Massive MIMO values were altered from 1Q22 on, after adjusting the methodology for the counting of sites.

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2023 FIRST QUARTER RESULTS

ENVIRONMENTAL, SOCIAL & GOVERNANCE

TIM's performance on ESG has been publicly recognized, by organizations and entities from different areas, for over a decade. For TIM Group, the business role is increasingly tied to the responsible management of aspects that go beyond the financial targets and could also generate a positive value for society in a long term. For this reason, its ESG's ambitions are connected to the Company's materiality matrix and the UN Sustainable Development Goals.

2023-25 ESG PLAN

Environmental	Being Net Zero* (scopes 1, 2 and 3)	2040
	Reduce scope 3* emissions by 47% (categories 1, 2 and 11)	2030
	Being a Carbon Neutral company* (scopes 1 and 2)	
	Maintain 100% of energy consumption from renewable sources (DG+FM+I-REC)	2025
	Increase data traffic eco-efficiency by 110%* (bit/Joule)	
	Recycle 95% of solid waste	

Social	Maintain the level of employee engagement at least 82% (per year)	2025
	Reach 40% of black people in the workforce	
	Have 35% women in leadership positions	
	Train 7,500 employees in digital skills	
	Train 99% of employees in ESG skills (per year)	2023
	Bringing 4G connectivity to all municipalities in Brazil	

Governance	Achieve a 50 score on the National Consumer Mobile NPS (Net Promoter Score)	2025
	Maintain TIM on the Novo Mercado, *Pró-Ética* and ISE-B3	
	Maintain certifications ISO 14001, ISO 900 (network), ISO 9001 (billing), ISO 27001 e ISO 37001	

* Base year 2019.
** Measured by Mercer Climate and Engagement Survey favorability index.

ENVIRONMENTAL

- 15 new renewable energy plants under the Distributed Generation project, totaling 64 units, responsible for producing 47% of TIM's total energy consumption. By the end of 2023, the estimate is to reach 100 units, with solar plants predominating;
- At the end of the first quarter, TIM had 1,831 active biosites. These structures are similar to a common pole and, besides contributing to the reduction of antennas and towers, they can add other functions, such as public lighting and security cameras;

35

2023 FIRST QUARTER RESULTS

- The Company is part of the B3's Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil's Climate Resilience Index;
- Maintained a B rating on the CDP score in 2022;
- In 2022, it aligned its approach to climate risks to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and joined the Science Based Target (SBTi) initiative as TIM Group, having its targets recognized as in line with climate science and approved;
- It has been ISO 9001 certified since 2000 and ISO 14001 certified since 2010.

SOCIAL

- TIM ranked 1st among Latin American companies in the Bloomberg Gender Equality Index 2023 (GEI) and 7th among 484 companies selected from around the world and from various sectors. This is a recognition of companies committed to internal gender inclusion and equality policies;
- The Bateria (group band) of TIM's Institute (Instituto TIM) was one of the attractions at the TIM Music Noites Cariocas festival, at Urca Hill (Rio de Janeiro) in March. The group, formed by 50 children, teenagers and adults with and without disabilities, opened Gilberto Gil's concert, which also included the participation of the Minister of Culture Margareth Menezes;
- TIM Tec, TIM Institute's platform for free online courses, completed 10 years with almost 150,000 registered users. With 32 courses available, mostly in the technology area, there is also content aimed at teachers to strengthen their basic skills, entrepreneurship and financial education;
- TIM will offer connectivity to Fazenda Água Santa, one of the main potato producers in the country, with units in Minas Gerais and Bahia. The total area covered is expected to reach more than 66,000 hectares, about 109 rural properties and 5,000 people around the units, contributing to the promotion of digital inclusion;
- TIM announced a partnership with Grupo Cartão de Todos, which has in its network more than 400 medical clinics throughout Brazil and over 18 million customers. Scheduled to launch in the second half of 2023, TIM Móvel and UltraFibra clients will have differentiated offers for telemedicine services, in-person medical and dental appointments at affordable prices;
- It is a signatory to the UN Global Compact and the Women's Empowerment Principles (WEP);

36

2023 FIRST QUARTER RESULTS

- It is part of the Business Coalition for Racial and Gender Equality, the Business Network for Social Inclusion (REIS), and the Business Coalition to End Violence Against Women and Girls and the Business and LGBTI+ Rights Forum;
- It was recognized as one of the best companies to work for in Brazil (Great Place To Work - GPTW) and selected to integrate B3's GPTW Index.

GOVERNANCE

- The ESG Plan 2023-25, assessed by the ESG Committee, was submitted to TIM's Board of Directors, with goals and commitments in the Environmental, Social and Governance pillars;
- For the first time, TIM Brasil and TIM Italia published their respective ESG reports on the same date, March 30. TIM Brasil's ESG 2022 Report follows the international reporting methodology of the Global Reporting Initiative (GRI) and also presents the SASB indicators;
- In January 2023, TIM was again considered one of the most sustainable companies in the world by S&P Global ESG and for the second time was included in the Sustainability Yearbook for its performance in the DJSI submission process;
- TIM Ultrafibra was elected as the best fixed broadband service in the country, in the sixth edition of the 2023 *Prêmio* Canaltech award. The award chooses the most outstanding brands, products and services in the year. TIM won this recognition for the third time;
- Since 2011, the Company is listed in Novo Mercado segment, B3's highest governance level;
- For 15 years it has been part of B3's Corporate Sustainability Index Portfolio (ISE-B3);
- For the second time in a row and the only Telecom company in the country, to integrate the list of Pro-Ethical Companies from the Office of the Comptroller General ("CGU");
- 1st telecom operator to achieve ISO 37001 certification, which attests to the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

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2023 FIRST QUARTER RESULTS

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2023 ("1Q23"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1: Operating Indicators

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2023 FIRST QUARTER RESULTS

ATTACHMENT 4 – TIM S.A.
Operating Indicators

DESCRIPTION	1Q23	1Q22	% YoY	4Q22	% QoQ
Mobile Customer Base ('000)	61,721	52,305	18.0%	62,485	-1.2%
Prepaid	35,653	29,089	22.6%	35,240	1.2%
Postpaid	26,067	23,215	12.3%	27,245	-4.3%
Postpaid (ex-M2M)	21,563	19,232	12.1%	22,921	-5.9%
4G Users Base ('000)	55,097	46,865	17.6%	54,983	0.2%
5G Users Base ('000)	1,924	-	n.a.	1,286	49.6%
Market Share	24.6%	20.3%	4.3p.p.	24.8%	-0.2p.p.
Prepaid	32.1%	24.4%	7.7p.p.	31.5%	0.6p.p.
Postpaid	18.6%	16.7%	1.9p.p.	19.4%	-0.9p.p.
Postpaid (ex-M2M)	21.5%	18.8%	2.7p.p.	22.7%	-1.2p.p.
Monthly Churn (%)	3.5%	3.1%	0.3p.p.	7.1%	-3.6p.p.
Reported Mobile ARPU (R$)	27.7	27.4	0.9%	26.6	4.0%
Normalized Mobile ARPU (R$)	27.9	27.4	1.7%	26.9	3.9%
Prepaid	13.9	13.2	5.4%	13.7	1.7%
Postpaid	40.5	39.1	3.6%	38.2	5.9%
Postpaid (ex-M2M)	48.0	46.8	2.6%	45.2	6.2%
TIM UltraFibra Customer Base ('000)	732	689	6.3%	716	2.3%
FTTH	592	438	35.4%	549	8.0%
FTTC	140	252	-44.4%	167	-16.4%
TIM UltraFibra Net Additions ('000)	16	5	261.1%	8	118.4%
TIM UltraFibra ARPU (R$)	92.9	91.4	1.7%	95.0	-2.2%
Handsets Sold ('000)	144	153	-5.7%	175	-17.4%
Headcount	9,435	9,120	3.5%	9,800	-3.7%

39

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on March 31, 2023 (66.59% on December 31, 2022).

The TIM group (“Group”) comprises TIM, its subsidiary and associated company, Cozani and I-Systems, respectively.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Securities and Exchange Commission (“CVM”) and the Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

As of March 31, 2023, TIM holds a 49% equity interest (49% as of December 31, 2022) in the companies I-Systems (associate), formerly FiberCo Soluções de Infraestrutura S.A. (“FiberCo”), and 100% (100% as of December 31, 2022) in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Below, we describe the corporate reorganization process that took place in 2022.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 14, 2022, TIM, Telefônica Brasil S.A. and Claro S.A. (“Buyers”) delivered to Oi Móvel S.A. – Under court-ordered reorganization (“Seller”, “Assignor” or “Oi Móvel”) the closing notification regarding the process of acquisition of the Seller’s mobile assets, based on the approvals by the Administrative Council for Economic Defense (CADE), upon signature of an Agreement on Control of Concentrations, whose decision has already become final and unappealable, and by the National Telecommunications Agency (ANATEL), particularly with the publication of Acts 4.949/2022, 4.950/2022 and 4.951/2022, in addition to meeting or waived by the Buyers, as the case may be, all precedent contractual conditions.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

On April 20, 2022, TIM S.A., together with the Buyer companies, after complying with the previous conditions established by CADE and ANATEL, concluded the acquisition transaction, with TIM, which currently holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The Company has been complying with all the measures provided for in Anatel’s conditions and in the Concentration Control Agreement (“ACC”) entered into with CADE, mainly, among others:

On April 19, 2022, TIM made the Product Reference Offer available in the wholesale ROAMING market (“ORPA – National Roaming”), which was approved by Anatel on September 21, 2022. On the same date, it made the Reference Offer for Mobile Virtual Network Operators (“Reference Offer – MVNO”) available, which was approved by Anatel on September 26, 2022.

On July 4, 2022, TIM independently made public offers for the disposal of up to 50% of Radio Base Stations (“RBDs”) acquired from Oi Móvel (“Public Offerings of RBSs”). Considering that the Offer should be available for up to six (6) months from its publication for potential interested parties to manifest themselves, and should be extended for an additional two (2) months in case of no interested parties, the term in question for the obligation of its availability ended on February 23, 2023, without any acquisition by interested parties. Thus, the Offer was withdrawn from TIM’s website.

On July 5, 2022, TIM and Oi Móvel signed a Letter of Intent to guarantee the maintenance and continuity of the mobile services provided at the Comandante Ferraz Antarctic Station (EACF) until the end of the term on February 21, 2024 of Cooperation Agreement 12.000/2019-001/00, signed on February 21, 2019 by the Federal Government, through the Navy Command, and by Telemar Norte Leste and Oi Móvel. The signing arrangements for the First Amendment to said Cooperation Agreement, which formalizes the result of said negotiations, were concluded on December 9, 2022.

On August 15, 2022, TIM signed the Radiofrequency Availability Agreement with Oi to allow Oi to meet the targets for the implementation of fixed wireless access systems provided for in the General Plan of Universalization Targets for the Universalization of the Switched Fixed Telephone Service Provided in the Public Regime (PGMU-IV), approved by Decree 9619/2018. The purpose of such agreement, as provided for by ANATEL, is to enable the continuity of the targets already achieved, and the fulfillment of non-complied and enforceable targets. The agreement is effective until the end of Oi’s STFC concession on December 31, 2025, and is registered as the service becomes available.

On October 20, 2022, TIM published Offers aimed at enabling the execution of an Industrial Network Exploration Agreement (“Offer – Industrial Network Exploration”) and Temporary and Onerous Assignment of Rights of Use of Radiofrequency (“Offer – Radiofrequency”), under the terms defined by the ACC (Agreement on Control of Concentrations) signed with CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 6 months

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

from Closing), and should be available for 36 months. No contracts have been entered into so far.

On December 20, 2022, TIM published offers intended to enable the signing of a Contract for the Temporary and Onerous Assignment of Rights of Use of the 900 MHz Radiofrequency, having as its object the radio frequencies acquired from Oi Móvel in said frequency band (“Offer – 900 MHz Radiofrequency”) under the terms set forth by the ACC entered into with CADE. The ACC is waiting a certificate of compliance from CADE. The offers in question were published on TIM’s website and presented to CADE on the same date, within the period established by the ACC (up to 8 months from Closing), and should be available for 36 months. No contracts have been entered into so far.

The acquisition price of 100% of Cozani’s shares, after all the adjustments provided for in the Share Purchase Agreement, was R$ 7,014.6 million.

Adjusted Closing Price:

(i)	R$ 634.3 million reais were withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million, (R$ 712 million updated on March 31, 2023) remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration. For further details, see Note 12;

(ii)	The amount of R$ 2,057.4 million was transferred directly to BNDES - National Bank for Social and Economic Development, as per the contractual provision; and

(iii)	The balance of R$ 4,285.9 million was transferred directly to the Assignor on the acquisition date.

(iv)	The amount of R$ 1.8 million related to termination amounts related to the Seller’s personnel, agreed as part of the amount paid for the acquisition by the Buyers.

In addition to the above amounts, the Seller may be entitled to receive up to an additional R$ 230 million from TIM, conditioned to the

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

achievement, up to March 31, 2023, of certain targets related to the radio frequencies and customer base involved in the Transaction. Of this amount, R$ 120 million have already been paid due to the fulfillment of part of the established targets. Of the remaining amount not yet paid (R$ 110 million), the Company understands that might disburse the amount of R$ 77 million recognized as contingent consideration on the date of disclosure of this financial information.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

On March 31, 2023, the total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

Identifiable assets acquired and liabilities assumed

On December 31, 2022, the fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation”). On this date, the analysis indicates assets and liabilities presented below:

Fair values recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment (Note 15)	3,518,477
Intangible assets (Note 16)	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities (Note 17)	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date and the impacts on the Company’s consolidated results, which reflect the results of the Company acquired as of April 30, 2022, are summarized below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies (i)	3,038,951
Surplus of customers’ portfolio (ii)	253,629

Contribution to the net revenue Group as of the date of acquisition until 12/31/2022	1,231,518
Contribution to the Group with loss since the acquisition date until 12/31/2022	(626,258)
Net revenue of acquiree in the year 2022	2,297,351
Loss of the acquiree in the year 2022	(1,910,638)

(i)The	intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. Goodwill is allocated on a consolidated basis as the assets acquired and liabilities assumed bring benefits to the business as a whole. There is no expectation that the goodwill recognized will be deductible for tax purposes until the corporate merger of the company Cozani takes place, which should occur throughout 2023.

Other contractual obligations

As a result of certain contractual provisions upon the acquisition of Cozani, TIM withheld the amount equivalent to 10% of the transaction Closing Price. On March 31, 2023, this amount reached R$ 712 million (R$ 671 million on December 31, 2022) and, due to the preliminary decision of the 7th Corporate Court of the Judicial District of Rio de Janeiro, the amount is in a judicial deposit account until further decision by the Court of Arbitration.

Also, at the time of the acquisition of Cozani, there were certain contractual provisions linked to the fulfillment of migration targets by the Oi Group, in the amount of R$ 77 million. The fulfillment of these targets is under the evaluation of the Company’s Management.

On March 31, 2023, both obligations reached the total amount of R$ 789 million (R$ 748 million on December 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprises the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. In this way, the relevant information specific to the quarterly information is being evidenced and correspond to those used by the management in its duties.

The main accounting policies applied in the preparation of this quarterly information are defined below and / or presented in their respective notes. Those policies were consistently applied in the years presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On March 31, 2023, the Company reported a profit of R$ 412,436. The Company’s current liabilities exceeded total current assets by R$ 3,399,104, caused by the acquisition of Cozani and payment of obligations related to the 5G license. The Company understands that the aforementioned investments will bring relevant benefits and operational efficiency. On March 31, 2023, the Company’s shareholders’ equity is positive by R$ 25,215,516.

In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the operating cash flow is positive; therefore, there is no evidence of uncertainties about the going concern.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”) is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. IFRS does not require

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

Interests paid are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

b. Functional currency and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company, its associated company and subsidiary.

Foreign currency transactions are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM and its subsidiary Cozani. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

The Company’s consolidation base on March 31, 2023 includes the wholly-owned subsidiary Cozani, which is mainly engaged in the provision of telecommunications services, headquartered in Rio de Janeiro, Brazil. The company holds 100% interest, due to the acquisition of this company, as described in Note 1.

Quarterly Information as of March 31, 2023 does not present: statements of income, statements of comprehensive income, statements of value added and statements of consolidated cash flows, given that the acquisition of Cozani took place from April 2022, as Note 1.

e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at fair value on the date of acquisition, regardless of the proportion of any minority interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

recognized directly in the statement of income as a revenue once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated loss for the impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

The Group measures the lease liabilities assumed at the present value of the remaining payments as if the lease agreement acquired were a new lease agreement at the acquisition date. Right-of-use assets were measured at an amount equivalent to the lease liabilities and adjusted to reflect the favorable or unfavorable terms of these leases compared to market terms. Considering that the off-market nature of said lease is reflected in the right-of-use asset, the Group does not recognize separately an intangible asset or liability relating to favorable or unfavorable terms in relation to market value.

f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on May 8, 2023.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended March 31, 2023.

Amendments to CPC 37 (R1), CPC 48, CPC 29, CPC 27, CPC 25 and CPC 15 (R1).

The amendments to the above pronouncements are due to the annual changes related to the cycle of improvements between 2018 and 2020, such as:

•	Onerous Contracts – Cost of Fulfilling a Contract;
•	Property, Plant and Equipment – Proceeds before Intended Use; and
•	References to Conceptual framework.

The validity of these proposed changes must be established by regulatory agencies that approve them and to fully comply with international accounting standards, the entity must apply them in annual periods beginning on or after January 01, 2022.

Onerous Contracts – Cost of Fulfilling a Contract

An onerous contract is a contract under which the unavoidable costs of fulfilling the obligations arising from the contract (i.e., costs that the Group cannot avoid since it has the contract) exceed the expected economic benefits to be received.

The amendments specify that, when assessing whether a contract is onerous or loss-making, an entity needs to include costs that directly relate to a contract to supply goods or services, including incremental costs (for example, direct labor costs and materials) and an allocation of costs directly related to contract activities (for example, depreciation of equipment used to fulfill the contract and costs of managing and supervising the contract). General and administrative costs are not directly related to a contract and are excluded unless explicitly charged to the counterparty under the terms of the contract.

The Group evaluated the contracts and did not identify material changes in the quarterly information.

Property, Plant and Equipment – Proceeds before Intended Use;

The amendment preclude entities from deducting from the cost of a property, plant and equipment item any proceeds from sales of produced items in bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Instead, an entity recognizes the products of selling the items, and the costs of producing the items, in the statement of income.

Under the transition rules, the Group applies the amendments retrospectively only to property, plant and equipment items available for use or after the beginning of the earliest period presented when the entity first applies the amendment (the date of first-time adoption).

These changes had no impact on the Group’s individual and consolidated quarterly information as there were no sales of such items produced by property, plant and equipment made available for use or after the beginning of the earliest period presented.

References to the Conceptual Framework

The amendments replace a reference to an earlier version of the IASB Conceptual Framework with a reference to the current version issued in March 2018, without materially changing its requirements.

The amendments add an exception to the recognition principle of IFRS 3/CPC 15 (R1) Business Combinations to avoid issuing potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37/CPC 25 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, rather than the Conceptual Framework, to determine whether a present obligation exists at the acquisition date.

The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition on the acquisition date.

Pursuant to the interim provisions, the Group applies the amendments prospectively, i.e., for business combinations that occur after the start of the annual reporting period in which it first applies the amendments (the date of first-time adoption).

These changes had no impact on the Group’s consolidated quarterly information since there were no assets, liabilities or contingent liabilities within the scope of these changes that arose during the period.

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as first-time adopter

The amendment allows a subsidiary that chooses to apply paragraph D16(a) of IFRS 1/CPC 37 (R1) - First-time Adoption of International Accounting Standards to measure cumulative translation differences using the amounts reported in the consolidated quarterly information of the parent company,

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

based on the parent company’s transition date to IFRS, if no adjustments have been made for consolidation procedures and for the effects of the business combination in which the parent company acquired the subsidiary. This amendment also applies to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

These changes had no impact on the Group’s consolidated quarterly information as it is not a first-time adopter.

IFRS 9/CPC 48 Financial Instruments - Rates in the ’10 percent’ test for writing-off financial liabilities

The amendment clarifies the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. These rates include only rates paid or received between the borrower and the lender, including rates paid or received by the borrower or the lender on behalf of the other.

In accordance with the interim provisions, the Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment (the date of first-time adoption). These changes had no impact on the Group’s consolidated quarterly information, as there were no changes to the Group’s financial instruments during the period.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on March 31, 2023.

•	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (equivalent to revision 20 of the Accounting Pronouncements Committee)

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1, related to CPC 26, aiming to specify the requirements for classifying the liabilities as current or non-current. The changes enlighten:

•	What is the meaning of a right to defer the settlement;

•	That the right to postpone settlement must exist on the base date of the report;

•	That this classification is not affected by the likelihood that an entity will exercise its right to postpone settlement

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

•	That the terms of a liability would not affect its classification only if a derivative embedded in a convertible liability was an equity instrument

Amendments are valid for periods started on January 1, 2023 and must be applied on a retrospective basis. The Group currently assesses the impact that the changes will have on current practice and whether existing loan agreements may require renegotiation.

•	Amendments to IAS 8: Definition of Accounting Estimates

(equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 8/CPC 23, in which the definition of ‘accounting estimates’ is introduced. The amendments clarify the difference between changes in accounting estimates and changes in accounting policies and errors. Additionally, they clarify how entities use measurement and input techniques to develop accounting estimates.

The amendments will be effective for periods beginning on or after January 1, 2023, and will apply to changes in accounting policies and estimates that occur on or after the beginning of that period. If disclosed, early adoption is allowed.

Amendments are not expected to have a significant impact on the Group’s financial statements.

•	Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies (equivalent to revision 20 of the Accounting Pronouncements Committee)

In February 2021, IASB issued amendments to IAS 1/CPC 26 (R1)) and IFRS Practice Statement 2 Making Materiality Judgments, in which guides and examples are provided to help entities to apply materiality judgment to the disclosure of accounting policies. The aim of amendments is to assist entities in the disclosure of accounting policies that are most useful by replacing the requirement for disclosure of significant accounting policies to material accounting policies and adding guides about how entities should apply the concept of materiality to make decisions about the disclosure of accounting policies.

The amendments to IAS 1 are applicable for periods started as of or after January 1, 2023, with early adoption allowed. Since the amendments to Practice Statement 2 provide non-mandatory guides about the application of material definition to the accounting policy information, an adoption date is not required for this amendment.

The Group is currently revisiting the accounting policy disclosures to confirm that they are consistent with the required changes.

•	Amendments to IAS 12: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (equivalent to the Committee’s revision 20 of accounting pronouncements)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

In May 2021, the Board released amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12 so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments shall apply to transactions occurring in annual periods beginning on or after the earliest comparative period presented. Furthermore, at the beginning of the earliest comparative period presented, a deferred tax asset (provided there is sufficient taxable profit available) and a deferred tax liability must also be recognized for all deductible and taxable temporary differences associated with leases and decommissioning obligations.

The Group is currently assessing the impact of these changes.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, the resulting accounting estimates will rarely be the same as the actual results. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

(a)       Impairment loss on non-financial assets and investments in subsidiary and associated company.

Impairment losses occur when book value of an asset or cash generating unit exceeds its recoverable value, which is the highest of fair value less selling costs and value in use. Calculation of fair value less selling costs is based on information available on similar assets’ selling transactions or market prices less additional costs to dispose of the asset. The calculation of value in use is based on the discounted cash flow model.

Any reorganization activities with which the Company is not committed to on the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit under test are excluded for impairment testing purposes.

The main non-financial assets for which this assessment was made are goodwill recorded by the Company (Note 16) and its tangible and intangible assets.

Net investments in the subsidiary and associated company are valued after applying the equity method to determine whether there is any objective evidence of impairment. The recoverable amount of an investment in an associated company must be determined for each investment, unless the associated company does not generate cash inflows on an ongoing basis that are largely independent of those generated by the entity’s other assets. The investment in an associated company was valued as described in Note 14.

(b)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 10).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(c)       Provision for legal and administrative proceedings

The legal and administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 25).

(d)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (Note 39).

(e)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 29).

(f)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 17), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

(g)       Fair value of the intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses.

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(h)       Business combination

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination, the buyer must measure the non-controlling interest in the acquired business at the fair value of based on its interest in the net assets identified in the acquired business. Costs directly attributable to the acquisition are accounted for as expense when incurred. For further information, see Notes 1.2.1 and 2.e.

4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Cash and banks	75,069	59,679	73,640	59,959
Free availability financial investments:
CDB’s / Repurchases	3,058,187	1,725,421	3,481,451	2,488,754

	3,133,256	1,785,100	3,555,091	2,548,713

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfilment of short-term obligations by the company.

The average annual remuneration of investments referring to CDB’s and committed operations is 102.31% p.a. of the variation of the Interbank Deposit Certificate - CDI in the Parent Company (100.12% on December 31, 2022) and 101.71% p.a. of variation of the Interbank Deposit Certificate - CDI in the Consolidated on March 31, 2023 (100.12% on December 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

FUNCINE (i)	13,035	12,929	13,035	12,929
Fundo Soberano (ii)	204	179	204	179
FIC: (iii)
Government bonds (a)	198,596	1,323,409	198,596	1,323,409
CDB (b)	2,117	20,371	2,117	20,371
Financial bills (c)	62,639	398,879	62,639	398,879
Other (d)	61,964	447,797	61,964	447,797
	338,555	2,203,564	338,555	2,203,564

Current portion	(325,520)	(2,190,635)	(325,520)	(2,190,635)
Non-current portion	13,035	12,929	13,035	12,929

Due to the scenario of severe stress observed recently in the marketable securities’ market, the Company opted to reduce its position in funds, migrating a large part of the funds to fixed income operations (Bank Deposit Certificates - CDBs) with first-class banks.

(i)As of December 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2023 was 0.32% p.a. (0.09% p.a. in 2022).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2023 was 99.53% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.94% on December 31, 2022).

(iii) In August 2017, the Company invested in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2023 was 87.30% p.a. of the variation of the Interbank Deposit Certificate - CDI (107.19% p.a. on December 31, 2022).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on March 31, 2023 and December 31, 2022.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022
Trade accounts receivable	3,932,017	3,978,135	3,635,310	3,659,777

Gross accounts receivables	4,497,132	4,540,225	4,224,162	4,241,515

Billed services	2,048,359	2,055,009	2,124,132	2,149,579
Unbilled services	938,730	909,760	940,114	929,669
Network use (interconnexion)	955,255	981,978	610,154	550,416
Goods sold	537,428	572,103	532,402	590,476
Contractual assets (note 24)	17,031	19,828	17,031	19,828
Other accounts receivable	329	1,547	329	1,547

Provision for expected credit losses	(565,115)	(562,090)	(588,852)	(581,738)

Current portion	(3,689,726)	(3,739,452)	(3,393,019)	(3,421,094)
Non-current portion	242,291	238,683	242,291	238,683

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022
	(3 months)	(12 months)	(3 months)	(12 months)

Opening balance	562,090	746,819	581,738	746,819
Supplement to expected losses	140,774	585,699	159,799	626,218
Write-off of provision	(137,749)	(770,428)	(152,685)	(791,299)

Closing balance	565,115	562,090	588,852	581,738

In 2022, the change in the closing balance of the provision for expected credit losses occurred due to the supplement to expected losses, net of reversal and write-off of already accrued invoices.

The aging of accounts receivable is as follows:

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Total	4,497,132	4,540,225	4,224,162	4,241,515

Undue	3,443,014	3,575,228	3,146,049	3,221,416
Overdue (days):
≤30	308,399	262,644	311,147	286,324
≤60	110,901	81,939	113,989	82,533
≤90	81,924	68,391	82,038	73,581
>90	552,894	552,023	570,939	577,661

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

7.	Inventory

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Total inventory	301,136	236,117	301,136	236,117

Inventory	315,251	248,768	315,250	248,768
Mobile handsets and tablets	202,114	138,951	202,114	138,951
Accessories and prepaid cards	81,205	78,330	81,205	78,330
TIM chips	31,932	31,487	31,931	31,487

Losses on adjustment to realizable amount	(14,115)	(12,651)	(14,114)	(12,651)

8.	Recoverable direct taxes, fees and contributions

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Recoverable direct taxes, fees and contributions	1,393,428	1,358,817	1,403,552	1,367,610

ICMS (i)	1,347,267	1,314,811	1,357,390	1,323,604
Other	46,161	44,006	46,162	44,006

Current portion	(479,386)	(469,345)	(483,446)	(472,202)
Non-current portion	914,042	889,472	920,106	895,408

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

9.	Recoverable direct taxes, fees and contributions

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Recoverable direct taxes, fees and contributions	1,214,759	1,230,220	1,227,325	1,238,686

Income tax (IR) and social contribution (CS) (i)	929,303	879,227	929,303	879,227
PIS / COFINS (ii)	123,687	194,449	123,690	194,452
IRRF (Withholding income tax) on interest earning bank deposits	112,280	111,962	124,835	120,417
Other	49,489	44,582	49,497	44,590

Current portion	(685,650)	(712,342)	(698,216)	(720,808)
Non-current portion	529,109	517,878	529,109	517,878

i) In September 2021, the Federal Supreme Court (STF), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. The specific TIM lawsuit is still pending judgment, TIM recorded its best estimate to date, in the amount of R$ 624 million recorded in current and non-current assets (R$ 607 million on December 31, 2022) since the likelihood of a favorable outcome for the Company becomes probable. The Company is awaiting the final decision.

(ii) The Recoverable PIS/COFINS amounts mainly refer to credits from a legal proceeding filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself), with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS calculation bases. According to the Company’s internal assessment, the Company expects to use these credits in the next 12 months.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions.  TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature, has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation. The total amount recorded in 2019 related to these credits was R$ 3,023 million, of which R$ 1,795 million relates to principal and R$ 1,228 million was inflation adjustment.

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

In May 2021, the Brazilian Supreme Court (STF) ended the discussion regarding the credit rights of the companies, defining in the judgment of Motions for Clarification that the exclusion of ICMS from the PIS and COFINS calculation basis is valid as of March 15, 2017, when the general repercussion thesis (Topic 69) was established, in the judgment of Special Appeal (RE) No. 574706.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Considering that the judges ratified that the ICMS not included in the PIS/COFINS calculation basis is highlighted in the invoice, we confirm that the procedures adopted by TIM S.A., when providing for PIS/COFINS credits, are adequate.

Credits arising from the ICMS exclusion from the PIS and COFINS calculation basis lawsuit have been offset so far, through declarations, in the amount of R$ 1,576 million.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

10.	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

On March 31, 2023 and December 31, 2022, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Losses carried forward – income tax and social contribution	36,905	95,928	181,072	225,882
Temporary differences:
Provision for legal and administrative proceedings	439,531	381,865	439,531	381,865
Provision for expected credit losses	200,886	198,933	229,332	220,911
Lease of LT Amazonas infrastructure	35,233	34,657	35,233	34,657
Profit sharing	71,768	49,989	71,768	49,989
Taxes with enforceability suspended (i)	705,221	642,479	777,884	711,897
Amortized Goodwill – TIM Fiber (ii)	(34,560)	(34,560)	(34,560)	(34,560)
Derivative financial instruments	(161,477)	(161,174)	(161,477)	(161,174)
Capitalized interest - 4G and 5G	(299,179)	(281,468)	(299,179)	(281,468)
Deemed costs – TIM S.A.	(29,984)	(32,177)	(29,984)	(32,177)
Adjustments of standard IFRS 16 (iii)	491,660	468,113	606,147	596,495
Accelerated depreciation (iv)	(713,435)	(663,303)	(765,172)	(715,041)
Fair value adjustment I–Systems (former FiberCo) (v)	(249,477)	(249,477)	(249,477)	(249,477)
Impairment loss (vi)	-	-	486,053	557,932
Amortization of surplus	63,877	45,591	63,877	45,591
Other	39,278	31,304	151,829	146,218
	596,247	526,700	1,502,877	1,497,540

Deferred income tax and social contribution on tax losses and negative bases not recognized yet	-	-	(144,166)	(129,954)
	596,247	526,700	1,358,711	1,367,586

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Deferred active tax portion	596,247	526,700	1,358,711	1,367,586

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022 and 2023 of TIM S.A. at a parent company level and, at a consolidated level, the TFF referring to Cozani's 2022 financial year is also added. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022 and 2023 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represented by the goodwill on the business combination of companies TIM Fiber RJ and SP acquired by TIM in 2012, partially realized in November 2021 after the completion of the transaction for the sale of 51% of the equity interest in I-Systems to IHS, as described in Note 1.

(iii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iv) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 713 million until March 31, 2023 (R$ 663 million up to December 31, 2022) and applied as of January 1, 2020.

(v) Refers to deferred charges on the fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

(vi) Represents the deferred charges recorded, referring to the impairment of tangible assets.

Expectation of recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on March 31, 2023.

Based on these projections, the company has the following expectation of recovery of credits:

Parent Company

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	36,905	608,409	645,314
2024	-	209,531	209,531
2025	-	209,531	209,531
>2026	-	(468,123)	(468,123)
Total	36,905	559,342	596,247

Consolidated

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Deferred income tax and social contribution	Tax losses and negative basis	Temporary differences	Total
2023	36,905	862,071	898,976
2024		363,785	363,785
2025		564,080	564,080
>2026		(468,130)	(468,130)
Total	36,905	1,321,806	1,358,711

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

Considering that Cozani does not have a tax base history, no deferred tax credits were recognized on tax losses and negative basis of social contribution in the amount of R$ 144,167 (R$ 129,954 on December 31, 2022), referring to Cozani.

The Company used credits from tax losses and the negative basis of social contribution in the amount of R$ 59,023 throughout 2023 (R$ 123,948 in 2022).

11.	Prepaid expenses

	Parent company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Prepaid expenses	611,392	278,764	707,566	359,109
Fistel (i)	246,164	-	316,325
Advertisements not released (ii)	77,269	2,361	77,269	2,361
Rentals and insurance	63,480	64,544	63,480	64,544
Incremental costs for obtaining customer contracts (iii)	178,821	178,543	178,821	178,543
IT Services (iv)	-	-	27,164	21,500
Contractual prepaid expenses (v)	-	-	13,929	77,810
Other	45,658	33,316	30,578	14,351

Current portion	(529,169)	(198,506)	(625,343)	(278,851)
Non-current portion	82,223	80,258	82,223	80,258

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(v) It refers to the payment in April 2022 (acquisition date of Cozani) of TSA (Transition Service Agreement), in the amount of R$ 250,722 as remuneration, for up to 12 months of service provision in Cozani’s transition phase. On March 31, 2023, the balance of the remaining amount related to the TSA was R$ 13,929.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

12.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Judicial deposits	1,416,354	1,377,560	1,416,354	1,377,560

Civil	992,849	974,482	992,849	974,482
Labor	117,693	117,583	117,693	117,583
Tax	203,848	184,435	203,848	184,435
Regulatory	114	113	114	113
Online attachment (i)	101,850	100,947	101,850	100,947

(i) Refer to legal blockages directly in the company's current accounts and financial investments linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 79,310 (R$ 77,854 on December 31, 2022).

In a Material Fact released on October 4, 2022, a preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers (TIM, Telefônica Brasil S.A. and Claro S.A.) of approximately R$ 1.53 billion – of which approximately R$ 670 million by TIM – in an account linked to the court-ordered reorganization process of Oi Móvel S.A., where it will be safeguarded until a later decision by the arbitration court. Said deposit will remain in an account linked to the Court pending the installation of the Court of Arbitration.

On October 19, 2022, TIM deposited the amount of R$ 670 million (R$ 712 million, restated on March 31, 2023) in guarantee for the Judgment of the 7th Corporate Court of the Judicial District of Rio de Janeiro.

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the

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various claims filed by registered employees and third-party service providers.

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Tax

The Company has legal deposits, relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 36,999 (R$ 36,417 on December 31, 2022).

(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits related to this discussion is R$ 5,392 (R$ 5,295 on December 31, 2022).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits related to this discussion is R$ 22,758 (R$ 22,178 on December 31, 2022).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 11,719 (R$ 11,557 on December 31, 2022).

(e)	Incidence of ISS on import services and third parties; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits related to this discussion is R$ 10,541 (R$ 8,651 on December 31, 2022).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits related to this discussion is R$ 3,662 (R$ 3,623 on December 31, 2022).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits related to this discussion is R$ 3,817 (R$ 3,766 on December 31, 2022).

(h)	Deposit made by TIM S.A. – Unconstitutionality and illegality of the collection of FUST (Fund for Universalization of Telecommunications Services). The right not to collect FUST, failing

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits related to this discussion is R$ 64,996 (R$ 63,967 on December 31, 2022).

(i)	ICMS - Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits related to this discussion is R$ 21,569 (R$ 7,691 on December 31, 2022).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits related to this discussion is R$ 11,834 (R$ 11,524 on December 31, 2022).

13.	Other assets
	Parent company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Other assets	307,145	265,661	300,637	265,042

Advances to employees	35,795	7,092	35,795	7,092
Advances to suppliers	19,380	31,422	19,380	31,437
Amounts receivable from TIM Brasil (Note 37)	22,767	22,790	22,767	22,790
Amounts receivable from incentivized projects	70,405	63,034	70,405	63,034
Recoverable INSS	69,308	69,794	69,308	69,794
Other	89,490	71,529	82,982	70,895
Current portion	(234,355)	(200,264)	(227,847)	(199,644)
Non-current portion	72,790	65,397	72,790	65,398

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under court-ordered reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. Therefore, TIM S.A. has 100% (100% as of December 31, 2022) in the share capital of Cozani.

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I-Systems

In December 2020, the company Fiber Co (current I-Systems) was established and was 100% controlled by TIM S.A. In November 2021, as a result of the spin-off of net assets of the broadband business and the creation of I-Systems (formerly FiberCo) with subsequent sale of 51% of its equity interest on behalf of IHS, TIM S.A. assessed the transaction as a loss of control and stopped consolidating it, recording the investment in an associated company, in the amount of R$ 1,612,957 at fair value for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2022) in the share capital of I-Systems. Therefore, between December 2020 and October 2021, Fiber Co was a subsidiary of TIM S.A., becoming an associated company as of November 2021, a condition that remains until now. The following table represents summarized financial information about the investments of I-Systems:

	March 2023	December 2022
Assets	2,003,706	1,820,223
Current and non-current assets	401,869	291,799
Tangible and intangible assets	1,601,837	1,528,424

Liabilities and shareholders’ equity	2,003,706	1,820,223
Current and non-current liabilities	619,616	398,189
Shareholders’ equity	1,384,090	1,422,034

Company’s proportional interest	49%	49%
Investment value (Note 14.b)	1,521,524	1,540,116

March 2023	December 2022

Net loss for the period	(37,944)	(125,687)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(18,592)	(61,587)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary		Total
	March 2023 I-Systems	December 2022 I-Systems	March 2023 Cozani	December 2022 Cozani	March 2023	December 2022

Total number of shares	1,794,287,995	1,794,287,995	3,002,872	3,002,872	-	-

Interest in total capital	49%	49%	100%	100%	-	-

Shareholders' equity	1,384,090	1,422,034	4,299,228	4,199,623	-	-

Income (loss) for the period/year (i)	(37,944)	(125,687)	99,605	(626,258)	-	-

Equity in earnings and amortization of surplus	(18,592)	(61,587)	99,605	(626,258)	81,013	(687,845)

Investment amount	1,521,524	1,540,116	4,299,228	4,199,623	5,820,752	5,739,739

(i) The subsidiary’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary were consolidated as of April 30, 2022, as the financial information available is closest to the date of transfer of control.

Cozani’s shareholders’ equity as of April 30, 2022 was adjusted to comply with the Company’s accounting practices, reflecting a decrease of approximately R$ 1,641 million, mainly related to the impairment of tangible assets, recording of onerous capacity contract and deferred taxes.

b)	Changes in investment in subsidiaries and associated companies:

	I-Systems (associated company)	Cozani (subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Equity in earnings and amortization of surplus	(18,592)	99,605	81,013
Balance of the investment as of March 31, 2023	1,521,524	4,299,228	5,820,752

15.	Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only

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if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On March 31, 2023 and December 31, 2022, the Company has no indication of impairment in its property, plant and equipment. Property, plant and equipment values recorded in the acquisition of Cozani were adjusted to its recoverable values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•	Changes in property, plant and equipment
	Parent Company
	Balance in December 2022	Additions	Write-offs	Transfers	Balance in March 2023

Total cost of property, plant and equipment, gross	54,530,017	1,581,817	(33,049)	-	56,078,785
Commutation/transmission equipment	28,749,731	(8,314)	(7,168)	994,719	29,728,968
Fiber optic cables	783,396	-	-	612	784,008
Leased handsets	2,956,156	107	(1,446)	47,358	3,002,175
Infrastructure	6,921,727	-	(1,291)	71,130	6,991,566
Informatics assets	1,780,652	-	(377)	13,239	1,793,514
General use assets	957,396	-	(125)	7,665	964,936
Right of use in leases	11,493,062	599,682	(22,446)	-	12,070,298
Land	39,802	-	-	-	39,802
Construction in progress	848,095	990,342	(196)	(1,134,723)	703,518

Total Accumulated Depreciation	(34,754,757)	(1,089,374)	10,474	-	(35,833,657)
Commutation/transmission equipment	(20,101,222)	(538,825)	7,930	-	(20,632,117)
Fiber optic cables	(583,854)	(15,396)	-	-	(599,250)
Leased handsets	(2,677,840)	(40,334)	868	-	(2,717,306)
Infrastructure	(4,404,860)	(91,918)	1,265	-	(4,495,513)
Informatics assets	(1,675,605)	(11,960)	377	-	(1,687,188)
General use assets	(698,448)	(12,468)	34	-	(710,882)
Right of use in leases	(4,612,928)	(378,473)	-	-	(4,991,401)
Total property, plant and equipment, net	19,775,260	492,443	(22,575)	-	20,245,128
Commutation/transmission equipment	8,648,509	(547,139)	762	994,719	9,096,851
Fiber optic cables	199,542	(15,396)	-	612	184,758
Leased handsets	278,316	(40,227)	(578)	47,358	284,869
Infrastructure	2,516,867	(91,918)	(26)	71,130	2,496,053
Informatics assets	105,047	(11,960)	-	13,239	106,326
General use assets	258,948	(12,468)	(91)	7,665	254,054
Right of use in leases	6,880,134	221,209	(22,446)	-	7,078,897
Land	39,802	-	-	-	39,802
Construction in progress	848,095	990,342	(196)	(1,134,723)	703,518

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Parent Company

	Balance in December 2021	Additions	Write-offs	Transfers	Balance in March 2022

Total cost of property, plant and equipment, gross	49,159,678	1,962,967	(38,269)	-	51,084,376
Commutation/transmission equipment	25,854,454	-	(19,959)	837,052	26,671,547
Fiber optic cables	778,512	-	-	2,420	780,932
Leased handsets	2,806,454	157	(1,780)	45,460	2,850,291
Infrastructure	6,443,285	-	(2,247)	315,357	6,756,395
Informatics assets	1,756,340	-	(175)	4,719	1,760,884
General use assets	916,845	-	(262)	6,259	922,842
Right of use in leases	9,779,327	766,504	(14,310)	-	10,531,521
Land	40,794	-	-	-	40,794
Construction in progress	783,667	1,196,306	464	(1,211,267)	769,170

Total Accumulated Depreciation	(30,851,278)	(1,005,270)	31,951	-	(31,824,597)
Commutation/transmission equipment	(18,187,994)	(499,271)	19,755	-	(18,667,510)
Fiber optic cables	(522,205)	(15,458)	-	-	(537,663)
Leased handsets	(2,534,691)	(37,400)	414	-	(2,571,677)
Infrastructure	(4,043,155)	(95,682)	2,008	-	(4,136,829)
Informatics assets	(1,629,730)	(13,607)	175	-	(1,643,162)
General use assets	(649,229)	(12,403)	132	-	(661,500)
Right of use in leases	(3,284,274)	(331,449)	9,467	-	(3,606,256)
Total property, plant and equipment, net	18,308,400	957,697	7,992	-	19,274,089
Commutation/transmission equipment	7,666,460	(499,271)	(204)	837,052	8,004,037
Fiber optic cables	256,307	(15,458)	-	2,420	243,269
Leased handsets	271,763	(37,243)	(1,366)	45,460	278,614
Infrastructure	2,400,130	(95,682)	(239)	315,357	2,619,566
Informatics assets	126,610	(13,607)	-	4,719	117,722
General use assets	267,616	(12,403)	(130)	6,259	261,342
Right of use in leases	6,495,053	435,055	9,467	-	6,939,575
Land	40,794	-	-	-	40,794
Construction in progress (i)	783,667	1,196,306	464	(1,211,267)	769,170

(i) The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

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	Consolidated
	Balance in December 2022	Additions / depreciation	Write-offs	Transfers	Balance in March 2023

Total cost of property, plant and equipment, gross	65,529,479	2,059,178	(110,118)	-	67,478,539
Commutation/transmission equipment	35,061,237	(8,314)	(7,168)	994,719	36,040,474
Fiber optic cables	783,396	-	-	612	784,008
Leased handsets	3,876,846	107	(1,446)	47,358	3,922,865
Infrastructure	7,710,055	-	(1,291)	71,130	7,779,894
Informatics assets	1,780,690	-	(377)	13,239	1,793,552
General use assets	966,562	-	(125)	7,665	974,102
Right of use in leases	14,462,803	1,077,045	(99,515)	-	15,440,333
Land	39,802	-	-	-	39,802
Construction in progress	848,088	990,340	(196)	(1,134,723)	703,509

Total Accumulated Depreciation	(42,868,327)	(1,293,458)	10,474	-	(44,151,311)
Commutation/transmission equipment	(26,235,111)	(493,125)	7,930	-	(26,720,306)
Fiber optic cables	(583,854)	(15,396)	-	-	(599,250)
Leased handsets	(3,598,459)	(40,387)	868	-	(3,637,978)
Infrastructure	(4,992,013)	(91,918)	1,265	-	(5,082,666)
Informatics assets	(1,675,606)	(11,960)	377	-	(1,687,189)
General use assets	(706,014)	(12,608)	34	-	(718,588)
Right of use in leases	(5,077,270)	(628,064)	-	-	(5,705,334)
Total property, plant and equipment, net	22,661,152	765,720	(99,644)	-	23,327,228
Commutation/transmission equipment	8,826,126	(501,439)	762	994,719	9,320,168
Fiber optic cables	199,542	(15,396)	-	612	184,758
Leased handsets	278,387	(40,280)	(578)	47,358	284,887
Infrastructure	2,718,042	(91,918)	(26)	71,130	2,697,228
Informatics assets	105,084	(11,960)	-	13,239	106,363
General use assets	260,548	(12,608)	(91)	7,665	255,514
Right of use in leases	9,385,533	448,981	(99,515)	-	9,734,999
Land	39,802	-	-	-	39,802
Construction in progress	848,088	990,340	(196)	(1,134,723)	703,509

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions	277,001	77,625	211,975	33,081	599,682
Remeasurement	(5,117)	(16,421)	(908)	-	(22,446)
Depreciation	(150,435)	(34,626)	(71,174)	(122,238)	(378,473)
Balances on March 31, 2023	3,759,409	665,788	1,736,775	916,925	7,078,897

Useful life – %	11.70%	11.59%	11.58%	7.65%

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	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks & real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533
Additions	293,592	77,625	672,747	33,081	1,077,045
Remeasurement	(56,684)	(16,421)	(26,410)	-	(99,515)
Depreciation	(345,109)	(34,626)	(126,090)	(122,238)	(628,064)
Balances on March 31, 2023	5,238,248	665,788	2,914,039	916,925	9,734,999

Useful life – %	12.23%	11.59%	12.08%	7.65%

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•	Depreciation rates
Annual fee %
Commutation / transmission equipment	08–14.29
Fiber optic cables	04–10
Leased handsets	14.28–50
Infrastructure	04–20
Informatics assets	10–20
General use assets	10–20

In 2022, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we currently have the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency. Said capitalization occurs until the asset is considered available for use by Management, and as of that date onwards, capitalization of interest and charges on this asset ends. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

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(a) Changes in intangible assets

	Parent Company
	Balance in December 2022	Additions/ Amortization	Transfers	Compound interest	Balance in March 2023

Total cost of intangible assets, gross	38,732,905	321,540	-	82,457	39,136,902
Right to use software	20,876,377	-	232,253	-	21,108,630
Authorizations	11,250,610	6,756	25,933	-	11,283,299
Goodwill	3,112,169	-	-	-	3,112,169
Right to use infrastructure - LT Amazonas	201,778	-	-	-	201,778
Other assets	339,417	-	85	-	339,502
Intangible assets under development	2,952,554	314,784	(258,271)	82,457	3,091,524

Total Accumulated Amortization	(25,730,124)	(415,127)	-	-	(26,145,251)
Right to use software	(18,454,058)	(247,679)	-	-	(18,701,737)
Authorizations	(6,984,930)	(158,473)	-	-	(7,143,403)
Right to use infrastructure - LT Amazonas	(86,488)	(2,588)	-	-	(89,076)
Other assets	(204,648)	(6,387)			(211,035)

Total intangible assets, net	13,002,781	(93,587)	-	82,457	12,991,651
Right to use software (c)	2,422,319	(247,679)	232,253	-	2,406,893
Authorizations (f)	4,265,680	(151,717)	25,933	-	4,139,896
Goodwill (d)	3,112,169	-	-	-	3,112,169
Right to use infrastructure-LT Amazonas (E)	115,290	(2,588)	-	-	112,702
Other assets	134,769	(6,387)	85	-	128,467
Intangible assets under development	2,952,554	314,784	(258,271)	82,457	3,091,524

Parent Company

	Balance in December 2021	Additions/ Amortization	Transfers	Compound interest	Balance in March 2022
Total cost of intangible assets, gross	34,630,541	420,242	-	19,923	35,070,706
Right to use software	19,911,004	-	227,348	-	20,138,352
Authorizations	11,151,497	-	(973)	-	11,150,524
Goodwill	475,743	-	-	-	475,743
Right to use infrastructure - LT Amazonas	186,221	-	-	-	186,221
Other assets	333,116	-	820	-	333,936
Intangible assets under development	2,572,960	420,242	(227,195)	19,923	2,785,930

Total Accumulated Amortization	(24,045,462)	(424,689)	-	-	(24,470,151)

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Right to use software	(17,432,018)	(261,133)	-	-	(17,693,151)
Authorizations	(6,357,666)	(154,992)	-	-	(6,512,658)
Right to use infrastructure - LT Amazonas	(76,697)	(2,252)	-	-	(78,949)
Other assets	(179,081)	(6,312)	-	-	(185,393)

Total intangible assets, net	10,585,079	(4,447)	-	19,923	10,600,555
Right to use software (c)	2,478,986	(261,133)	227,348	-	2,445,201
Authorizations (f)	4,793,831	(154,992)	(973)	-	4,637,866
Goodwill (d)	475,743	-	-	-	475,743
Right to use infrastructure-LT Amazonas (E)	109,524	(2,252)	-	-	107,272
Other assets	154,035	(6,312)	820	-	148,543
Intangible assets under development	2,572,960	420,242	(227,195)	19,923	2,785,930

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. As of December 2021, includes 5G License acquisition values, pursuant to Note 16.f.

(i) In 2022, with the acquisition of Cozani (see Note 1.2.1 and 15.d.1), goodwill was recorded in the business combination of R$ 2,636,426. In June 2021, due to the sale transaction of FiberCo described in Note 1.2.2, we had the reclassification of items related to intangible assets to the group of assets held for sale.

	Consolidated
	Balance in December 2022	Additions/ Amortization	Transfers	Capitalized interest	Balance in March 2023

Total cost of intangible assets, gross	45,179,692	321,539	-	82,457	45,583,688
Right to use software	21,979,251	-	232,253	-	22,211,504
Authorizations	15,839,784	6,756	25,933	-	15,872,473
Goodwill	3,112,169	-	-	-	3,112,169
Right to use infrastructure - LT Amazonas	201,778	-	-	-	201,778
Other assets	819,207	-	85	-	819,292
Intangible assets under development	3,227,503	314,783	(258,271)	82,457	3,366,472

Total Accumulated Amortization	(28,763,144)	(484,449)	-	-	(29,247,593)
Right to use software	(19,922,202)	(249,623)	-	-	(20,171,825)
Authorizations	(8,403,807)	(222,060)	-	-	(8,625,867)
Right to use infrastructure - LT Amazonas	(86,488)	(2,588)	-	-	(89,076)
Other assets	(350,647)	(10,178)	-	-	(360,825)

Total intangible assets, net	16,416,548	(162,910)	-	82,457	16,336,095
Right to use software (c)	2,057,049	(249,623)	232,253	-	2,039,679
Authorizations (f)	7,435,977	(215,304)	25,933	-	7,246,606
Goodwill (d)	3,112,169	-	-	-	3,112,169
Right to use infrastructure-LT Amazonas (E)	115,290	(2,588)	-	-	112,702
Other assets	468,560	(10,178)	85	-	458,467
Intangible assets under development	3,227,503	314,783	(258,271)	82,457	3,366,472

	-				-

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	05−50
Right to use infrastructure	5
Other assets	07−10

(c) Software licenses

The costs associated with maintaining software are recognized as expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

(d.1) Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on March 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

(d.2) Goodwill registered in previous years

The Company has the following goodwill, based on the expected future profitability on March 31, 2023 and December 31, 2022.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on March 31, 2023 and December 31, 2022.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company. Its recoverability is tested annually, through the impairment testing.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers the business at the consolidated level, therefore it covers the consolidated group. This methodology is aligned with the company's strategic direction. It is important highlighting that the group’s results are essentially represented by TIM S.A., but with the acquisition of Cozani in 2022, it started generating results in the TIM S.A. as of April 30, 2022. The Company understands that the consolidated results of TIM S.A.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

represent a single cash-generating unit for purposes of impairment testing of assets with indefinite useful lives, in accordance with IAS 36/CPC 01.

On December 31, 2022, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 01.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

The fair value of Tier 1 instruments comprises instruments traded on active markets and based on market prices quoted at the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

In 2022, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. The effects of TIM Participações (holding incorporated by TIM S.A.) on the value of the book value in 2021 were irrelevant and, also, its effects on the result of the Company. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On March 31, 2023, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Right to use infrastructure - Lt Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, will occur in 5 semi-annual installments between 2022 and 2024, and are monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. On March 31, 2023, the Company recorded R$ 82 million in intangible assets referring to interest calculated based on the Selic rate (R$ 259 million in 2022) incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity (R$ 99 million in 2022). Said balances are recorded under assets in progress.

Thus, the total effect on the Company’s intangible assets on March 31, 2023 referring to 5G radio frequencies and related obligations was R$ 3,930 million (R$ 3,866 million in 2022), of which R$ 2,836 in assets in progress (R$ 2,753 in 2022) and R$ 1,094 million in Authorizations (R$ 1,113 million in 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

17.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022
LT Amazonas	177,165	179,305	177,165	179,305
Sublease “resale stores” – IFRS 16	54,973	59,341	54,973	59,341
	232,138	238,646	232,138	238,646

Current portion	(28,767)	(30,643)	(28,767)	(30,643)
Non-current portion	203,371	208,003	203,371	208,003

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

The amounts below represent the parent company and consolidated balances.

	Up to Mar 2024	Apr 2024–Mar 2029	April 2029 onwards	Nominal values	Present value

LT Amazonas (i)	29,354	149,263	131,187	309,804	177,165
Sublease “resale stores” – IFRS 16	25,292	40,912	-	66,204	54,973

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(i) LT Amazonas

As a result of the contract signed with LT Amazonas, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

Liabilities

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

LT Amazonas (i)	324,471	327,505	324,471	327,505
Sale of Towers (leaseback) (ii)	1,730,473	1,730,214	1,730,473	1,730,214
Other (iv)	160,973	158,314	160,973	158,314
Subtotal	2,215,917	2,216,033	2,215,917	2,216,033

Other leases (iii):
Leases – Network Infrastructure	4,238,768	4,084,433	5,995,313	6,123,914
Leases - Shops & kiosks & real estate	771,305	746,028	771,305	746,028
Leases - Land (Network)	1,985,660	1,820,803	3,221,946	2,664,315
Leases – Fiber	992,800	1,081,576	992,800	1,081,575
Subtotal lease IFRS 16 / CPC 06 (R2)	7,988,533	7,732,840	10,981,364	10,615,832
Total	10,204,450	9,948,873	13,197,281	12,831,865

Current portion	(1,489,363)	(1,353,869)	(2,071,676)	(2,257,211)
Non-current portion	8,715,087	8,595,004	11,125,605	10,574,654

The amount of interest paid in the period ended March 31, 2023 related to IFRS 16 / CPC 06 (R2)in the parent company was R$ 200,367 (R$ 743,907 in the year ended December 31, 2022) and in consolidated, R$ 273,055 (R$ 1,001,311 in the year ended December 31, 2022).

In accordance with CPC 15 (R1), in a business combination, lease liabilities must be measured at the present value of the remaining lease balance as if

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

the lease agreement acquired was a new lease agreement on the acquisition date. The impact on Lease Liabilities on the acquisition date (April 20, 2022) was R$ 2,929,449 (Note 1.2.1).

Changes to the lease liabilities are shown in Note 39.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Parent Company

	Up to Mar 2024	Apr 2024–Mar 2029	April 2029 onwards	Nominal values	Present value
Total - Lease liability	2,464,155	7,404,603	6,318,373	16,186,493	10,204,450

LT Amazonas (i)	65,997	283,512	249,336	598,845	324,471
Sale and leaseback of Towers (ii)	306,929	1,459,533	1,855,207	3,621,032	1,730,473
Other (iii)	38,692	156,315	17,736	212,743	160,973

Total other leases (iv)	2,052,537	5,505,243	4,196,094	11,753,873	7,988,533
Leases – Network infrastructure	940,381	3,190,040	2,568,972	6,699,393	4,238,768
Leases - Shops & kiosks & real estate	208,722	529,324	522,190	1,260,236	771,305
Leases - Land (Network)	373,369	1,216,809	1,104,932	2,695,110	1,985,660
Leases – Fiber	530,065	569,070	-	1,099,134	992,800

Consolidated

	Up to Mar 2024	Apr 2024–Mar 2029	April 2029 onwards	Nominal values	Present value
Total - Lease liability	3,079,304	8,903,637	9,439,885	21,422,188	13,197,281

LT Amazonas (i)	65,997	283,512	249,336	598,845	324,471
Sale and leaseback of Towers (ii)	306,929	1,459,533	1,855,207	3,621,032	1,730,473
Other (iii)	38,692	156,315	17,736	212,743	160,973

Total other leases (iv)	2,667,686	7,004,277	7,317,606	16,989,568	10,981,364
Leases – Network infrastructure	1,307,335	3,955,517	4,056,508	9,319,360	5,995,313
Leases - Shops & kiosks & real estate	208,722	529,324	522,190	1,260,236	771,305
Leases - Land (Network)	621,564	1,950,366	2,738,908	5,310,838	3,221,946
Leases – Fiber	530,065	569,070	-	1,099,134	992,800

i) LT Amazonas

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 24).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

The present value, principal and interest value on March 31, 2023 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 14.08% (13.24% in 2022).

Lease agreements within the scope of IFRS 16/CPC 06 (R2) acquired through the acquisition from Cozani were remeasured on the acquisition date to reflect the Company’s expectation of the lease term and average incremental rate of loans. The amount recorded on the acquisition date was R$ 2,929,449.

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 8,377 on March 31, 2023 (R$ 40,723 on December 31, 2022).

18.	Other amounts recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the reduction of the TFF contribution (operating supervision fee) due to Fistel.

On March 31, 2023, this credit is R$ 30,115 (R$ 26,519 on December 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

19.	Supplier

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized by fair value and subsequently measured by amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Supplier	4,394,381	4,385,356	3,863,161	4,237,229

Local currency	4,039,017	4,089,977	3,507,132	3,940,624
Suppliers of materials and services (i)	3,952,261	4,003,003	3,413,338	3,842,435
Interconnection (ii)	63,227	64,228	64,975	67,724
Roaming (iii)	590	603	197	1,857
Co-billing (iv)	22,939	22,143	28,622	28,608

Foreign currency	355,364	295,379	356,029	296,605
Suppliers of materials and services (i)	173,477	161,042	173,477	161,042
Roaming (iii)	181,887	134,337	182,552	135,563

Current portion	4,394,381	4,385,356	3,863,161	4,237,229

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On March 31, 2023, the Company has approximately R$ 48 million (R$ 260 million as of December 31, 2022) related to the drawee risk operation.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

20.	Authorizations payable

On March 31, 2023 and December 31, 2022, the Company and its subsidiary have the following commitments with ANATEL:

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Renewal of authorizations (i)	222,108	216,627	237,282	231,801
Updated ANATEL liability (ii)	186,701	186,307	186,701	186,307
Authorizations payable (iii)	1,300,404	1,255,282	1,300,405	1,255,282
	1,709,213	1,658,216	1,724,388	1,673,390

Current portion	(524,815)	(507,685)	(524,815)	(507,685)
Non-current portion	1,184,398	1,150,531	1,199,573	1,165,705

(i)To	provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[12] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue of the region covered by the authorization that ends each biennium. As of March 31, 2023, the balances falling due related to the renewal of Authorizations in the parent company were R$ 222,108 (R$ 216,627 as of December 31, 2022) and represented the amount of R$ 237,282 in the consolidated (R$ 231,801 as of December 31, 2022).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at GP-DI totaling R$ 186 million as of March 31, 2023, which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (1st installment paid in December 2021 and 2nd installment paid in December 2022 in the amounts of R$ 46,274 and R$ 52,005, respectively). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million

12 The renewal time varies according to the bid notice and extension conditions approved by the Agency.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements will occur until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). The first contribution to EACE took place in April 2022, in the amount of R$ 137 million, while the second contribution took place in October 2022, in the amount of R$ 134 million (the two contributions totaled R$ 271 million).

On March 31, 2023, the outstanding balance, considering the amounts related to radio frequencies and contributions to be made in the EACE entity, is R$ 1,300 million (R$ 1,255 million as of December 31, 2022).

The authorizations payable on March 31, 2023 due in long-term is in accordance with the following schedule:

	Parent Company	Consolidated
	March 2023	March 2023
2024	368,275	383,450
2025	53,993	53,993
2026	53,993	53,993
2027	53,993	53,993
2028	53,993	53,993
2029	53,993	53,993
2030	53,993	53,993
>2031	492,165	492,165
	1,184,398	1,199,573

The primary authorizations held by TIM S.A. on March 31, 2023, as well as their expiration dates, are shown in the table below:

Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR92 (PA), Feb 2024*	Dec 2029	-	Dec 2041	Dec 2031
Rio de Janeiro and Espírito Santo	Mar 2031*	ES, Apr 2023	Apr 2023	Oct 2027	Part of AR21 (RJ), Feb 2024*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031*	Apr 2023	Apr 2023	Oct 2027	Part of AR61 (DF), Feb 2024*	Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo	Mar 2031*	Countryside, Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Maturity date
Authorization instruments	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 band (4G)	2500 MHz (P band**) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Paraná (except counties of Londrina and Tamarana)	November 2028 (800MHz); December 2032 (900 and 1800MHz)*	Apr 2023	Apr 2023	Oct 2027	AR41, except Curitiba and the Metropolitan Region, Feb 2024* AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Pernambuco	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Rio Grande do Norte	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023*	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – November 2028 1800 MHz – December 2032	Apr 2023	Apr 2023	Oct 2027	Part of AR31, Feb 2030*	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – November 2028 1800 MHz – December 2032	-	Apr 2023	Oct 2027	-	Dec 2029	-	Dec 2041	Dec 2031

* Terms already renewed for 15 years.

** Only complementary areas in specific states.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The primary authorizations held by Cozani on March 31, 2023, as well as their expiration dates, are shown in the table below:

Maturity date
Terms of authorization	900 MHz	1,800 MHz	Additional frequencies 1800 MHz	1,900 MHz and 2,100 MHz	2,500 MHz V2 band
SP (except AR 11)	-	Dec 2032	-	-	Oct 2027
SP (AR 11)		Dec 2032	-	-	Oct 2027
Paraná and Santa Catarina	Dec 2032 *	Dec 2032 *	-	-	Oct 2027
Acre, Rondônia, Mato Grosso, Tocantins, Distrito Federal	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Rio Grande do Sul	Dec 2032 *	-	December 2032	-	Oct 2027
Mato Grosso do Sul (Sector 22) and Goiás (Sector 25)	Dec 2032 *	Dec 2032 *	-	Apr 2038	Oct 2027
Mato Grosso do Sul (except Sector 22) and Goiás (except Sector 25)	Dec 2032 *	Dec 2032 *	December 2032	Apr 2038	Oct 2027
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	Mar 2031 *	Mar 2031 *	-	-	Oct 2027
Rio de Janeiro and Espírito Santo	Mar 2031 *	-	-	-	Oct 2027
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo	-	Mar 2031 *	-	-	Oct 2027
Bahia, Sergipe, Rio de Janeiro and Minas Gerais	-	-	-	Apr 2038	Oct 2027

* Terms already renewed for 15 years.

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income, under financial expenses.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

				Parent Company		Consolidated
Description	Currency	Charges	Maturity	March 2023	December 2022	March 2023	December 2022
KFW Finnvera (ii)	USD	Libor 6M+ 0.75% p.a.	Jan 2024–Dec 2025	171,283	173,381	171,283	173,381
Scotia¹ (ii)	USD	1.2410–3.2300% p.a.	Dec 2023–Apr 2024	1,537,458	1,568,683	1,537,458	1,568,683
BNP Paribas (ii)	BRL	7.0907% p.a.	Jan 2024	505,909	515,265	505,909	515,265
Debêntures² (ii)	BRL	IPCA + 4.1682% p.a. (i)	June 2028	1,826,593	1,771,797	1,826,593	1,771,797
BNDES (i)	BRL	IPCA + 4.2283% p.a.	Nov 2031	394,629	394,139	394,629	394,139
BNB³ (i)	BRL	IPCA + 1.2228%–1.4945%	Feb 2028	244,031	249,400	244,031	249,400
BNDES (i)	BRL	TJLP + 1.95% p.a.	Aug 2025	270,157	297,160	270,157	297,160
Total				4,950,060	4,969,825	4,950,060	4,969,825

Current				(1,814,566)	(1,264,967)	(1,814,566)	(1,264,967)
Non-current				3,135,494	3,704,858	3,135,494	3,704,858

¹ Rates on outstanding debts on 12/31/2022 with Scotia Bank are between 1.4748% and 3.2300% p.a.

² The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

³ BNB interest rates already include a 15% discount for payment.

Insurances

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every six months. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Company has been complying with all the established ratios.

The table below shows the position of financing and available lines of credit:

					Remaining amount
Type	Currency	Date of opening	Term	Total value		Amount used up to March 31, 2023
BNB (i)	IPCA	Jan 2020	June 2023	752,479	503,351	249,128
Total R$:				752,479	503,351	249,128

Objective:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(i) Support to TIM's investment plan for the years 2020 to 2022 in the region of operation of Banco do Nordeste do Brasil.

Company’s loans and financing on March 31, 2023 due in long-term is in accordance with the following schedule:

2024	684,005
2025	200,346
2026	709,106
2027	709,106
2028	670,432
2029	55,714
2030	55,714
2031	51,071
3,135,494

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2023	1,230,544
2024	1,268,027
2025	200,346
2026	709,106
2027	709,106
2028	670,432
2029	55,714
2030	55,714
2031	51,071
4,950,060

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers. For the purposes of fair value analysis, considering the characteristics of this transaction, the company understands that its fair value is equal to that recorded on the balance sheet.

With respect to proceeds contracted with the Bank of Nova Scotia, BNP Paribas, Debentures and BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of the operations on March 31, 2023 is, respectively, R$ 1,502,802, R$ 39,244, R$ 1,753,234, R$ 371,009 and R$ 225,777.

22.	Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Indirect taxes, fees and contributions payable	2,173,232	1,986,293	2,278,096	2,097,468

Value added tax on goods and services - ICMS	218,186	212,043	219,168	222,120
ANATEL’s taxes and fees (i)	1,871,603	1,698,025	1,974,900	1,798,967
Imposto sobre Serviço [Service tax] - ISS	69,953	65,881	69,752	65,664
Other	13,490	10,344	14,276	10,717

Current portion	(2,169,372)	(1,982,559)	(2,274,236)	(2,093,734)
Non-current portion	3,860	3,734	3,860	3,734

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes, such as TFF, Condecine and CFRP, in the amount of R$ 790 million, to August 31, 2020. In the third quarter of 2020, the Company made a partial payment in the amount of R$ 300 million referring to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF) in the amount of R$ 490 million, which remains outstanding until the final and unappealable decision.

In 2021, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 480 million related to 2021 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

In 2022, there was the partial payment of fees of approximately R$ 300 million related to CFRP and Condecine and the remaining amount of R$ 482 million related to 2022 Fistel (TFF) remains suspended, with no defined date for payment based on injunction also issued by the Regional Court of the 1st Region.

Until December 31, 2022, there was the recognition of R$ 215.6 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction and R$ 52.6 million recorded in 2021 and R$ 163 million in 2022.

In 2023, there was the recognition of R$ 47 million in default interest on Fistel (TFF) amounts related to fiscal years 2020, 2021 and 2022 with suspended payment by preliminary injunction.

The amount referring to the principal of TFF is R$ 133 million on March 31, 2023.

23.	Direct taxes, fees and contributions payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2022, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Direct taxes, fees and contributions payable	203,709	232,276	224,332	272,150

Income tax and social contribution	131,579	78,351	131,931	78,351
PIS/COFINS [Social integration program/Social security]	48,120	62,324	65,378	102,157
IRRF on interest on shareholders’ equity	-	65,311	-	65,311
Other (i)	24,010	26,290	27,023	26,331

Current portion	(194,758)	(222,470)	(215,381)	(262,344)
Non-current portion	8,951	9,806	8,951	9,806

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

(i) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

24.	Deferred revenues

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Deferred revenues	906,827	889,441	920,623	932,029

Prepaid services (i)	183,848	151,355	197,644	193,943
Government grants (ii)	-	860	-	860
Anticipated revenue	42,456	43,561	42,456	43,561
Deferred revenues on sale of towers (iii)	667,207	680,731	667,207	680,731
Contractual liabilities (iv)	13,316	12,934	13,316	12,934

Current portion	(254,312)	(222,829)	(268,108)	(265,417)
Non-current portion	652,515	666,612	652,515	666,612

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the release of resources related to the financing line with BNDES (Investment Support Program-BNDES PSI). The sum of grants granted by BNDES up to March 31, 2023 is R$ 203 million. The Company has no outstanding balances as of March 31, 2023 (R$ 860 as of December 31, 2022). This amount was amortized by the lifespan of the financed asset and was appropriated in the group of “other net revenues (expenses)” (note 31).

(iii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 17).

(iv) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on March 31, 2023 and December 31, 2022, presented below, represent the individual and consolidated amounts.

	March 2023	December 2022

Accounts receivable included in trade accounts receivable	2,142,688	2,182,403
Contractual assets	17,031	19,828
Contractual liabilities	(13,316)	(12,934)

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance on January 1, 2023	6,894
Additions	1,768
Write-offs	(4,947)
Balance on March 31, 2023	3,715

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Contractual assets (liabilities)

Balance at January 1, 2022	2,326
Additions	3,869
Write-offs	(4,356)
Balance at March 31, 2022	1,839

The balances of contractual assets and liabilities that represent the individual and consolidated balances are expected to be realized according to the table below:

The amounts below represent the Parent Company and Consolidated balances.

	2023	2024	2025
Contractual assets (liabilities)	5,773	(2,013)	(45)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on customer contracts with terms of duration of less than 1 year.

25.	Provision for judicial and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable. Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The amounts below represent individual and consolidated balances.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Provision for judicial and administrative proceedings	1,281,759	1,112,153	1,281,759	1,112,156

Civil (a)	513,157	392,972	513,157	392,975
Labor (b)	226,192	214,450	226,192	214,450
Tax (c)	510,641	473,391	510,641	473,391
Regulatory (d)	31,769	31,340	31,769	31,340

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The changes in the provision for judicial and administrative proceedings, consolidated amounts, are summarized below:

	December 2022	Additions, net of reversals	Payments	Currency update	Mar 2023

	1,112,156	98,051	(46,467)	118,019	1,281,759

Civil (a)	392,975	58,657	(25,897)	87,422	513,157
Labor (b)	214,450	21,990	(19,541)	9,293	226,192
Tax (c)	473,391	17,404	(1,029)	20,875	510,641
Regulatory (d)	31,340	-	-	429	31,769

	December 2021	Additions, net of reversals	Payments	Currency update	March 2022

	960,881	71,101	(55,556)	42,307	1,018,733

Civil (a)	309,019	41,428	(30,281)	17,289	337,455
Labor (b)	192,132	19,667	(22,652)	11,134	200,281
Tax (c)	429,951	10,002	(2,618)	13,562	450,897
Regulatory (d)	29,779	4	(5)	322	30,100

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions in the amount provisioned of R$ 181,513 (R$ 179,132 on December 31, 2022) refer mainly to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The accrued amount is equivalent to R$ 289,385 (R$ 168,987 as of December 31, 2022).

In the Public Civil Action 0019710-80.2013.8.07.0001, filed by the Public Prosecutor’s Office of the Federal District against TIM, which discusses the alleged intentional disconnection of calls from Infinity plan clients, an increase in the provision from R$ 10 million to R$ 50 million was made (updated amount of R$ 142 million restated), considering the decision issued on 03/15/2023 by the

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Superior Court of Justice (STJ), where the Interlocutory Appeal filed by TIM in the Motion for Reconsideration against Special Appeal 1832217/DF was dismissed.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 27,823 (R$ 27,740 on December 31, 2022).

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 12,508 (R$ 14,642 as of December 31, 2022).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 1,928 (R$ 2,471 on December 31, 2022).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. There is no provisioned amount corresponding to these lawsuits as of March 31, 2023 and December 31, 2022.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions on certain payments made by the company’s employees.

From the total of 1,759 Labor claims on March 31, 2023 (1,628 on December 31, 2022) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 226,192 updated monetarily (R$ 214,450 as of December 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

c. Tax proceedings

	March 2023	December 2022
Federal taxes	265,635	260,206
State taxes	162,163	130,816
Municipal Taxes	9,024	8,550
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	510,641	473,391

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

The provision for TIM S.A. supports 101 proceedings and is mainly composed of the following lawsuits:

(i)	The provision for TIM S.A. supports sixty-four proceedings, relating to questions involving the impact on operations of CIDE, CPMF, CSLL, IRRF, spontaneous denunciation of the fine in the payment of FUST and ancillary obligations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,357 (R$ 4,303 on December 31, 2022), as well as the amount related to the fine and interest 2009, where the benefit of spontaneous denunciation is not being recognized, whose provisioned and updated value is R$ 16,448 (R$ 16,169 on December 31, 2022).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 42,887 (R$ 42,171 on December 31, 2022).

(iii)	Additionally, in the second quarter of 2019, the Company constituted the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST (Telecommunications Services Universalization Fund). Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 65,170 (R$ 64,140 on December 31, 2022).

(iv)	The company made a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 69,744 (R$ 67,815 on December 31, 2022).

State taxes

The provision for TIM S.A. supports 107 proceedings and is mainly composed of the following lawsuits:

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(i)	Amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 34,735 (R$ 24,811 as of December 31, 2022).

(ii)	Amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 6,895 (R$ 6,757 as of December 31, 2022).

(iii)	Collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 17,814 (R$ 17,471 as of December 31, 2022).

(iv)	Amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 15,211 (R$ 11,943 on December 31, 2022).

(v)	Credits related to tax replacement operations, whose restated amounts total R$ 10,605 (R$ 10,392 on December 31, 2022).

(vi)	Alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 17,929 (R$ 16,220 on December 31, 2022).

(vii)	Charge on subscription fees without deductible, whose updated amounts is R$ 10,036 (without correspondent on December 31, 2022).

Municipal Taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

TIM S.A. proceedings (Purchase price allocation)

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2022).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2023, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 31,769 (R$ 31,340 on December 31, 2022).

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e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisors and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, and no adverse material effects are expected in the quarterly information, according to the values presented below:

	March 2023	December 2022

	20,264,097	20,123,806

Civil (e. 1)	1,449,524	1,418,874
Labor and Social Security (e. 2)	406,668	360,942
Tax (e. 3)	18,228,469	18,171,345
Regulatory (e. 4)	179,436	172,645

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	March 2023	December 2022
Consumer lawsuits (e.1.1)	139,615	141,858
ANATEL (e.1.2)	300,936	293,203
Consumer protection bodies (e.1.3)	475,490	455,481
Former trading partners (e.1.4)	251,162	230,360
Social and environmental and infrastructure (e.1.5)	119,494	116,613
Other (e.1.6)	162,827	181,359
	1,449,524	1,418,874

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price

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proposal defined in the notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (i) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former Trading Partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions in certain payments of the company’s employees in the years 2005 to 2011, in the total restated amount of R$ 80,876 (R$ 80,456 on December 31, 2022).

e.2.2. Labor

There are 3,459 Labor claims as of March 31, 2023 (3,384 as of December 31, 2022) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 334,660 (R$ 289,354 as of December 31, 2022).

e.3. Tax

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	March 2023	December 2022

	18,228,469	18,171,345

Federal taxes (e. 3.1)	3,065,746	3,275,840
State taxes (e. 3. 2)	9,808,004	9,640,939
Municipal taxes (e.3.3)	1,611,188	1,587,910
FUST, FUNTTEL and EBC (e.3.4)	3,743,531	3,666,656

The values presented are corrected, in an estimated way, based on the SELIC rate. The historical amount involved is R$ 12,798,266 (R$ 13,014,078 as of December 31, 2022).

e.3.1. Federal Taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,065,746 on March 31, 2023 (R$ 3,275,840 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,609,865 (R$ 1,579,257 on December 31, 2022). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Offset method for tax losses and negative bases. The amount involved is R$ 269,953 (R$ 265,163 on December 31, 2022).

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 74,451 (R$ 73,307 on December 31, 2022).

(iv)	Collection of IRRF [withholding income tax] on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 299,364 (R$ 292,662 on December 31, 2022).

(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on financial investments and negative balance of IRPJ. The amount involved is R$ 303,272 (R$ 437,419 on December 31, 2022).

e.3.2. State taxes

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The total amount charged against the TIM Group in respect of state taxes on March 31, 2023 is R$ 9,808,004 (R$ 9,640,939 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,262,760 (R$ 1,236,502 on December 31, 2022).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 405,393 (R$ 394,834 on December 31, 2022).

(iii)	Credit reversal and extemporaneous credit related to acquisitions of permanent assets. The amount involved is R$ 717,528 (R$ 694,479 on December 31, 2022).

(iv)	Credits and chargebacks of ICMS, as well as the identification and documentary support of values and information released in customer accounts, such as tax rates and credits granted in anticipation of future surcharges (special credit), as well as credits related to tax substitution operations and exempt and untaxed operations. On March 31, 2023, the involved amount is R$ 3,926,973 (R$ 3,835,583 on December 31, 2022).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 157,244 (R$ 154,673 on December 31, 2022).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 925,477 (R$ 900,731 on December 31, 2022).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with reduction of the calculation base, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation base. The amount involved is R$ 641,752 (R$ 625,202 on December 31, 2022).

(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 139,430 (R$ 136,243 on December 31, 2022).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 344,477 (R$ 330,805 on December 31, 2022).

e.3.3. Municipal Taxes

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The total assessed amount against TIM Group regarding municipal taxes with possible risk is R$ 1,611,188 on December 31, 2022 (R$ 1,587,910 on December 31, 2022). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,317,883 (R$ 1,281,547 on December 31, 2022).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 88,254 (R$ 86,520 on December 31, 2022).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 133,742 (R$ 149,764 on December 31, 2022).

e.3.4. FUST and FUNTTEL

The total amount charged against the TIM Group in relation to the contributions to FUST and FUNTTEL with a possible risk rating is R$ 3,743,531 (R$ 3,666,656 on December 31, 2022). The main discussion, whose historical amount is R$ 2,214,660 (R$ 2,208,814 on December 31, 2022) involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On March 31, 2023, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 179,436 (R$ 172,645 on December 31, 2022).

On August 22, 2019, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator. The agreement covers a sanctions reference value of R$ 627 million (restated at the time).

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, reduction of complaint rates, repair of users and

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strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in three years – more than 99% of the municipalities were served in the first two years and the remaining three municipalities were served in November 2022 – with the Company guaranteeing the sharing regime with the other operators.

With the closing of the 1st TAC Year, the following commitments were certified by the Agency: Reparation, Fund for the Defense of Diffuse Rights – FDD (phase 1) and Notifications; Numbering; Interconnection; INCOME TAX; IGQ; Impediment; Internal controls; LTE 700 MHz; New 4G; Backhaul; Licensing backlog; Scope Commitment; Personal assistance; Digital relationship; and Additional Commitments.

In June 2022, TIM concluded the 2nd year of the Conduct Adjustment Term (TAC) entered into with Anatel, having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. In September 2022, the Impediment Commitments, Internal Controls and Additional Commitments received certificates from the Agency related to the 2nd year target.

In October 2022, TIM and Anatel signed the Amendment to renegotiate the commitment related to Quality Indicators. Thus, the Perceived Quality Index (IQP) will be adopted to replace the General Quality Index (IGQ), discontinued by the Agency.

The Company will continue fully implementing the internal monitoring mechanisms through the quarterly report on the evolution of the schedules by the Governance Office in Management and Board of Directors. The Company has been complying with the TAC implementation schedule without the need for any additional obligations in March 2023.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

26.	Other liabilities

	Parent Company		Consolidated
	March 2023	December 2022	March 2023	December 2022

Other liabilities	148,886	192,884	660,081	732,367

Provision for future asset decommissioning	18,145	23,659	279,144	289,606
Advance from customers	13,577	12,887	13,580	15,068
Onerous capacity contract (i)	-	-	164,738	178,532

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Other provisions for risk	-	-	66,861	83,923
Other (ii)	117,164	156,338	135,758	165,238
Current portion	(21,614)	(21,327)	(129,057)	(132,954)
Non-current portion	127,272	171,557	531,024	599,413

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

(ii) On June 23, 2022, Complementary Law 194 was enacted, which, in short, amended Law 5172, of October 25, 1966 (National Tax Code), and Complementary Law 87, of September 13, 1996 (Kandir Law), to consider essential goods and services related to fuels, electric power, communications and collective transport and, as a consequence, pointed to the reduction of ICMS on revenues earned by companies in such industries.

The Company will proactively transfer its effects to its customers, according to the nature of its plans.  However, such transfer depends on systemic developments that are in progress and will be concluded during the course of 2023.  On March 31, 2023, the amount of R$ 78.6 million (R$ 117 million on December 31, 2022) is recorded under “Other”, referring to the difference between the amount of the tax rate reduction defined in the Complementary Law and the amounts previously due, corresponding to the period necessary to carry out said systemic developments.

27.	Shareholders’ equity

a. Share Capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on March 31, 2023, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2022).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	March 2023	December 2022

	414,317	408,602

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	60,713	54,998

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company Tim Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (Note 28).

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, until the Reserve equals 20% of the share capital, excluding from 2018 the balance allocated to the tax incentive reserve. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c. 3 Tax Benefit Reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. Such a reserve may only be used to absorb losses or increase the share capital. On March 31, 2023, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,124,411 (R$ 2,124,411 on December 31, 2022).

The said tax benefit basically corresponds to the reduction of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Dividends are calculated in conformity with the bylaws and the Brazilian Corporate Law.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

As of December 31, 2022, dividends and Interest on Shareholders’ Equity were calculated as follows:

December 2022

Net profit for the year	1,670,755
(-) Non-distributable tax incentives	(166,110)
(-) Constitution of legal reserve	(75,233)
Adjusted Net Profit	1,429,412

Minimum dividends calculated on the basis of 25% of adjusted profit	357,353

Breakdown of dividends payable interest on equity:
Interest on shareholders’ equity	1,400,000
Total dividends and interest on shareholders´ equity distributed and proposed	1,400,000
Income tax withheld (IRRF) on shareholders´ equity	(196,970)
Total dividends and interest on shareholders´ equity, net	1,203,030

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

During the year 2022, the amount of R$ 1,400,000 of interest on shareholders’ equity were distributed and additional amount of R$ 600,000 of dividends were proposed, which were approved at the General Meeting on March 30, 2023, totaling R$ 2,000,000, as presented below:

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Approval	Payment	Dividend

03/22/2022	04/27/2022	195,000
06/15/2022	07/20/2022	270,000
09/12/2022	10/31/2022	235,000
09/12/2022	01/24/2023	245,000
12/12/2022	01/24/2023	455,000
03/30/2023	04/18/2023	600,000
		2,000,000

The balance on March 31, 2023 of the item “dividends and interest on shareholders' equity payable” totaling R$ 671,947 (R$ 661,494 on December 31, 2022) is composed of the outstanding amounts of previous years in the amount of R$ 71,947 (R$ 61,187 on December 31, 2022) in addition to the paid amount of R$ 600,000, distributed in 2023, approved during the Annual General Meeting held on March 30, 2023.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flows, Interest on Shareholders' Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

28.	Long-Term Incentive Plan

2018-2020 Plan and 2021-2023 Plan

On April 19, 2018 and March 30, 2021, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2018-2020 Plan” and “2021-2023 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2018-2020 and 2021-2023 Plans provide for the granting of shares (performance shares and/or restricted shares).

The 2018-2020 and 2021-2023 Plans propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2018-2020 and 2021-2023 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted	Expiry date	Grant Price	Balance at the beginning of the period	Granted during the period	Transferred during the period			Paid in cash*			Canceled during the period	Balance at end of period
						Volume vested	Performance change	Additional dividends	Volume vested	Performance change	Additional dividends
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	-	1,227,712	-	-	-	-	-	-	(44,565)	1,183,147
2021-2023 Plan 2021 Grant(s)	3,431,610	May 2024	R$ 12.95	3,119,734	-	(1,043,059)	(87,605)	(43,880)	(2,883)	(473)	(130)	(49,639)	2,024,153
2018-2020 Plan 2020 Grant(s)	796,054	Apr/23	R$ 14.40	519,098	-	(252,024)	(63,029)	(22,884)	(2,593)	(649)	(236)	(3,641)	260,840
2018-2020 Plan 2019 Grant(s)	930,662	July 2022	R$ 11.28	427,030	-	(419,188)	(137,064)	(62,243)	(7,842)	(2,537)	(1,195)	-	-
2018-2020 Plan 2018 Grant(s)	849,932	Apr/21	R$ 14.41	-	-	-	-	-	-	-	-	-	-
Total	7,235,970			4,065,862	1,227,712	(1,714,271)	(287,698)	(129,007)	(13,318)	(3,659)	(1,561)	(97,845)	3,468,140
Weighted average price of the balance of grants			R$ 13.15

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2018–03/31/2018.

•	2018-2020 Plan – 2nd Grant-traded volume and trading price of TIM Participações shares for the period 06/01/2019–06/30/2019.

•	2018-2020 Plan – 1st Grant-traded volume and trading price of TIM Participações shares for the period 03/01/2020–03/31/2020.

•	2021-2023 Plan – 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•	2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period from March 01, 2022 to March 31, 2022.

On March 31, 2023, expenses related to said long-term benefit plans totaled R$ 5,715 (R$ 20,487 on March 31, 2022).

29.	Net revenue

Revenue from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended March 31, 2023 is R$ 31,581 (R$ 35,469 on March 31, 2022).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

 (i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

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 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 11) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Net operating revenue	5,649,267	4,727,194	5,640,155

Gross operating revenue	7,883,619	6,578,210	7,922,021

Service revenue	7,537,072	6,289,415	7,575,474
Service revenue-Mobile	7,071,083	5,833,110	7,109,485
Service revenue- Landline	465,989	456,305	465,989

Goods sold	346,547	288,795	346,547

Deductions from gross revenue	(2,234,352)	(1,851,016)	(2,281,866)
Taxes incidents	(874,223)	(1,118,762)	(921,132)
Discounts granted	(1,358,474)	(730,068)	(1,359,079)
Returns and other	(1,655)	(2,186)	(1,655)

30.	Operating costs and expenses

	Parent Company
	March 2023				March 2022
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(3,054,736)	(1,368,587)	(448,396)	(4,871,719)	(2,300,476)	(1,204,880)	(448,873)	(3,954,229)

Personnel	(21,808)	(209,995)	(103,280)	(335,083)	(14,758)	(180,583)	(118,591)	(313,932)
Third party services	(164,859)	(528,509)	(223,184)	(916,552)	(162,538)	(489,830)	(183,438)	(835,806)
Interconnection and means of connection	(1,124,228)	-	-	(1,124,228)	(595,515)	-	-	(595,515)
Depreciation and amortization	(1,379,049)	(76,419)	(101,995)	(1,557,463)	(1,203,827)	(71,271)	(124,198)	(1,399,296)
Taxes, fees and contributions	(8,551)	(206,326)	(9,015)	(223,892)	(10,538)	(193,406)	(6,030)	(209,974)
Rentals and insurance	(125,615)	(37,216)	(3,848)	(166,679)	(125,025)	(25,348)	(7,048)	(157,421)
Cost of goods sold	(230,045)	-	-	(230,045)	(187,785)	-	-	(187,785)
Advertising and advertising	-	(146,499)	-	(146,499)	-	(100,584)	-	(100,584)

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Losses on doubtful accounts receivable	-	(140,774)	-	(140,774)	-	(136,475)	-	(136,475)
Other	(581)	(22,849)	(7,074)	(30,504)	(490)	(7,383)	(9,568)	(17,441)

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	Consolidated
	March 2023
	Cost of services rendered and goods sold	Selling expenses	General and administrative expenses	Total

	(2,811,692)	(1,479,967)	(449,982)	(4,741,641)

Personnel	(21,808)	(209,995)	(103,280)	(335,083)
Third party services	(171,023)	(597,861)	(224,739)	(993,623)
Interconnection and means of connection	(654,221)	-	-	(654,221)
Depreciation and amortization	(1,598,623)	(76,472)	(101,995)	(1,777,090)
Taxes, fees and contributions	(8,658)	(229,272)	(9,040)	(246,970)
Rentals and insurance	(126,304)	(37,220)	(3,854)	(167,378)
Cost of goods sold	(230,045)	-	-	(230,045)
Advertising and advertising	-	(146,499)	-	(146,499)
Losses on doubtful accounts receivable	-	(159,799)	-	(159,799)
Other	(1,010)	(22,849)	(7,074)	(30,933)

The company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the company. Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a reduction in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

31.	Other net revenues (expense), net

	Parent company		Consolidated
	March 2023	March 2022	March 2023
Revenues
Revenue from grant, net	860	2,581	860
Fines on telecommunications services	16,585	15,332	16,813
Revenue on disposal of assets	659	-	659
Other revenue	17,203	14,224	17,195
	35,307	32,137	35,527
Expenses
FUST/FUNTTEL (i)	(38,398)	(31,963)	(39,564)
Taxes, fees and contributions	(138)	(236)	(138)
Provision for legal and administrative proceedings, net of reversal
	(90,693)	(63,919)	(90,695)
Expenses on disposal of assets	(423)	(235)	(423)
Other expenses	(4,438)	(5,179)	(5,118)
	(134,090)	(101,532)	(135,938)

Other revenues (expenses), net	(98,783)	(69,395)	(100,410)

(i) Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

32.	Financial revenues
	Parent company		Consolidated
	March 2023	March 2022	March 2023

Financial revenues	354,436	396,399	375,185
Interest on financial investments	102,314	224,076	122,787
Interest received from customers	5,762	5,499	5,843
Swap interest	161,807	82,949	161,807
Interest on lease	6,930	6,833	6,930
Inflation adjustment (i)	57,654	35,403	57,655
Other derivatives (ii)	19,587	39,173	19,587
Other revenue	382	2,466	576

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. Until March 31, 2023, the Company obtained the subscription right related to the 9th contractual target, generating an effect of R$ 19,587 (R$ 39,173 on March 31, 2022). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 39, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 29.

33.	Financial expenses

	Parent company		Consolidated
	March 2023	March 2022	March 2023

Financial expenses	(687,791)	(639,312)	(595,716)
Interest on loans and financing	(12,751)	(29,124)	(12,751)
Interest on taxes and fees	(49,828)	(30,475)	(53,178)
Swap interest	(152,311)	(129,128)	(152,311)
Interest on lease	(272,426)	(254,638)	(170,852)
Inflation adjustment (i)	(136,043)	(117,711)	(141,219)
Discounts granted	(11,987)	(11,010)	(11,987)
Other expenses	(52,445)	(67,226)	(53,418)

(i) A major portion related to: (i) inflation adjustment of lawsuits, in the amount of R$ 118,019, see Note 25 (R$ 42,307 on March 31, 2022); and (ii) inflation adjustment on loans and financing and authorizations, in the amount of R$ 17,838 (R$ 75,258 on March 31, 2022).

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

34.	Foreign exchange variations, net

	Parent Company		Consolidated
	March 2023	March 2022	March 2023
Revenues
Loans and financing (i)	45,728	132,721	45,728
Suppliers	5,084	17,512	5,084
Swap	-	-	-
Other	4,218	252	4,218
	55,030	150,485	55,030
Expenses
Loans and financing (i)	-	-	-
Suppliers	(1,904)	(2,649)	(1,904)
Swap (ii)	(45,728)	(132,630)	(45,728)
Other	(10,243)	(20,275)	(10,243)
	(57,875)	(155,554)	(57,875)

Foreign exchange variations, net	(2,845)	(5,069)	(2,845)

(ii) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 39).

35.	Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	March 2023	March 2022	March 2023
Current income tax and social contribution taxes
Income tax for the period	(121,863)	(82,906)	(122,121)
Social contribution for the period	(59,090)	(29,010)	(59,185)
Tax incentive – SUDENE/SUDAM (i)	46,483	50,905	46,483
	(134,470)	(61,011)	(134,823)
Deferred income tax and social contribution
Deferred income tax	40,849	14,311	(16,815)
Deferred social contribution	28,698	5,152	7,939
	69,547	19,463	(8,876)
Provision for contingencies of income tax and social contribution
	-	-	-
	69,547	19,463	(8,876)
	(64,923)	(41,548)	(143,699)

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The reconciliation of income tax expense and social contribution calculated by applying the combined tax rates with the values reflected in the result is shown below:

	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Income before income tax and social contribution	477,359	446,913	556,135
Combined tax rate	34%	34%	34%
Combined tax rate on income tax and social contribution
	(162,302)	(151,950)	(189,086)
(Additions) / deletions:
Equity in earnings	45,830	(2,949)	11,964
Permanent additions and exclusions:
Non-taxable revenues	7,225	9,625	7,225
Non-deductible expenses for tax purposes	(5,566)	(11,157)	(5,566)
Tax incentive – SUDENE/SUDAM (i)	46,483	50,905	49,489
Tax benefit related to interest on shareholders’ equity	-	66,300	-
Tax losses and temporary differences not recognized	-	-	154
Other amounts	3,407	(2,322)	(17,879)

	97,379	110,402	45,387
Income tax and social contribution recorded in the income (loss) for the period	(64,923)	(41,548)	(143,699)
Effective rate	13.60%	9.30%	25.84%

(i) As mentioned in Note 27 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

36.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic profit per share is calculated by dividing the profit attributable to the shareholders of the company by the weighted average amount of shares issued during the period.

	March 2023	March 2022

Income attributable to the shareholders of the company	412,436	405,365

Weighted average number of common shares issued (thousands)	2,420,802	2,420,724

Basic earnings per share (expressed in R$)	0.17	0.17

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(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding to assume the conversion of all potential dilutive shares.

	March 2023	March 2022

Income attributable to Company's shareholders	412,436	405,365

Weighted average number of common shares issued (thousands)	2,420,802	2,420,942

Diluted earnings per share (in R$)	0.17	0.17

On March 31, 2023, according to the calculation of diluted earnings per share, the Company did not have potentially dilutive shares (218,000 on March 31, 2022) related to the long-term incentive plan, as mentioned in Note 28.

37.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent company		Consolidated
	March 2022	December 2022	March 2022	December 2022

Telecom Italia Sparkle (i)	1,354	2,770	1,354	2,770
Gruppo Havas (vi)	77,462	-	77,462	-
TI Sparkle (iii)	1,676	1,494	1,676	1,494
TIM Brasil (vii)	22,767	22,790	22,767	22,790
Telecom Italia S.p.A. (ii)	4,186	2,086	4,186	2,086
I-Systems (ix)	26,429	14,762	26,428	14,762
Cozani (x)	365,670	456,185	-	-
Other	674	674	674	674
Total	500,218	500,761	134,547	44,576

	Liabilities
	Parent company		Consolidated
	March 2022	December 2022	March 2022	December 2022

Telecom Italia S.p.A. (ii)	91,812	85,845	91,812	85,845
Telecom Italia Sparkle (i)	5,670	4,436	5,670	4,436
TI Sparkle (iii)	8,432	9,445	8,432	9,445
TIM Brasil (iv)	10,858	10,858	10,858	10,858
Vivendi Group (v)	2,030	3,457	2,030	3,457
Gruppo Havas (vi)	83,503	65,618	83,503	65,618
I-Systems (viii)	80,755	49,391	80,755	49,391
Cozani (x)	764,308	383,621	-	-
Other	37,828	22,210	37,828	22,210

Total	1,085,196	634,881	320,888	251,260

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	Revenue
	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Telecom Italia S.p.A. (ii)	2,490	860	2,490
Telecom Italia Sparkle (i)	731	238	731
TI Sparkle (iii)	239	688	239
I-Systems (ix)	12,390	7,922	12,390
Cozani (x)	3,041	-	-
Total	18,891	9,708	15,850

	Cost / Expense
	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Telecom Italia S.p.A. (ii)	29,892	21,634	29,892
Telecom Italia Sparkle (i)	3,240	3,437	3,240
TI Sparkle (iii)	4,404	5,244	4,404
Vivendi Group (v)	2,411	1,475	2,411
Gruppo Havas (vi)	140,284	53,726	140,284
I-Systems (viii)	84,672	77,336	84,672
Cozani (x)	480,108	-	-
Other	5,592	5,182	5,592
Total	750,603	168,034	270,495

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 125,629 (R$ 44,242 on March 31, 2022), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

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The company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On March 31, 2023, the Company invested R$ 1,226 (R$ 696 on March 31, 2022).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

38.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	March 2023	March 2022

Short-term benefits	7,828	8,469
Other long-term benefits	-	-
Share-based remuneration	2,132	17,469
	9,960	25,938
39.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors that the company is exposed to are as follows:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On March 31, 2023 and December 31, 2022, the company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

(ii) Interest rate risks

Interest rate risks relate to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB and the exposure to a fixed rate linked to the debt with BNP Paribas, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on March 31, 2023 and December 31, 2022, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on March 31, 2023 and December 31, 2022 or revenues from services rendered during the periods ended March 31, 2023 and 2022.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended

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March 31, 2023 and 2022. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of March 31, 2023 and December 31, 2022.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All financial investments of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, external regulatory or legal requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	March 2023		December 2022
	Assets	Liabilities	Assets	Liabilities

Derivative transactions	256,358	391,473	276,951	393,372
Other derivatives (i)	645,041	-	624,671	-
	901,399	391,473	901,622	393,372

Current portion	(234,651)	(327,513)	(239,189)	(343,142)
Non-current portion	666,748	63,960	662,433	50,230

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 5.70% of the shares of C6 capital, where the

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Group/Company paid a share subscription premium in the amount of R$ 24.7 million. As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on March 31, 2023 and December 31, 2022 corresponds to R$ 645 and R$ 624 million, respectively. The impact of the mark-to-market of the stock conversion option calculated, of R$ 620.3 million, represents the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and will be subsequently revaluated and recorded in the Company’s results for the year, considering the arbitration risks disclosed in Note 29.

The long-term derivative financial instruments at March 31, 2023 are due in accordance with the following schedule:

Assets

2024	16,819
2025	649,929
>2026	-
666,748

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	March 2023
	Level 1	Level 2	TOTAL

Total assets	338,555	901,399	1,239,954

Financial assets at fair value through profit or loss	338,555	901,399	1,239,954

Derivative financial instruments	-	256,358	256,358
Other derivatives	-	645,041	645,041
Marketable securities	338,555	-	338,555

Total liabilities	-	391,473	391,473

Financial liabilities at fair value through profit or loss	-	391,473	391,473

Derivative financial instruments	-	391,473	391,473

	December 2022
	Level 1	Level 2	TOTAL

Total assets	2,203,564	901,622	3,105,186

Financial assets at fair value through profit or loss	2,203,564	901,622	3,105,186

Derivative financial instruments	-	276,951	276,951
Other derivatives		624,671	624,671
Marketable securities	2,203,564	-	2,203,564

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Total liabilities	-	393,372	393,372

Financial liabilities at fair value through profit or loss	-	393,372	393,372

Derivative financial instruments	-	393,372	393,372

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on market prices quoted on the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (e.g. over-the-counter derivatives) is determined through the use of valuation techniques. These valuation techniques maximize the use of data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•        Quoted market prices or quotes of financial institutions or brokers for similar instruments.

•        The fair value of interest rate swaps is calculated by the present value of estimated future cash flows based on the yield curves adopted by the market.

•        Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Financial assets and liabilities by category

The financial instruments of the company by category can be summarized as follows:

March 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	8,716,880	1,239,954	9,956,834	8,842,008	1,239,954	10,081,962

Derivative financial instruments	-	256,358	256,358	-	256,358	256,358
Other derivatives	-	645,041	645,041	-	645,041	645,041
Trade accounts receivable and other accounts receivable, excluding prepayments	3,932,017	-	3,932,017	3,635,310	-	3,635,310
Marketable securities	-	338,555	338,555	-	338,555	338,555
Cash and cash equivalents	3,133,256	-	3,133,256	3,555,091	-	3,555,091
Leases	232,138	-	232,138	232,138	-	232,138
Judicial deposits	1,416,354	-	1,416,354	1,416,354	-	1,416,354
Other amounts recoverable	3,115	-	3,115	3,115	-	3,115

Liabilities, as per balance sheet	21,009,883	391,473	21,401,356	23,471,494	391,473	23,862,967

Loans and financing	4,950,060	-	4,950,060	4,950,060	-	4,950,060
Derivative financial instruments	-	391,473	391,473	-	391,473	391,473
Suppliers and other obligations, excluding legal obligations	4,394,381	-	4,394,381	3,863,161	-	3,863,161
Lease liabilities	10,204,450	-	10,204,450	13,197,281	-	13,197,281
Other contractual obligations	789,045	-	789,045	789,045	-	789,045
Dividends and interest on shareholders' equity payable	671,947	-	671,947	671,947	-	671,947

December 31, 2022

	Measured at amortized cost	Fair value through profit or loss	Total	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,405,960	3,105,186	10,511,146	7,851,215	3,105,186	10,956,401

Derivative financial instruments	-	276,951	276,951	-	276,951	276,951
Other derivatives	-	624,671	624,671	-	624,671	624,671
Trade accounts receivable and other accounts receivable, excluding prepayments	3,978,135	-	3,978,135	3,659,777	-	3,659,777
Marketable securities	-	2,203,564	2,203,564	-	2,203,564	2,203,564
Cash and cash equivalents	1,785,100	-	1,785,100	2,548,713	-	2,548,713
Leases	238,646	-	238,646	238,646	-	238,646
Judicial deposits	1,377,560	-	1,377,560	1,377,560	-	1,377,560
Other amounts recoverable	26,519	-	26,519	26,519	-	26,519

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Liabilities, as per balance sheet	20,713,839	393,372	21,107,211	23,448,704	393,372	23,842,076

Loans and financing	4,969,825		4,969,825	4,969,825		4,969,825
Derivative financial instruments	-	393,372	393,372	-	393,372	393,372
Suppliers and other obligations, excluding legal obligations	4,385,356	-	4,385,356	4,237,229	-	4,237,229
Lease liabilities	9,948,873	-	9,948,873	12,831,865	-	12,831,865
Other contractual obligations	748,291	-	748,291	748,291	-	748,291
Dividends and interest on shareholders' equity payable	661,494	-	661,494	661,494	-	661,494

136

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On March 31, 2023, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on March 31, 2023 and December 31, 2022 are shown in the following table:

March 31, 2023

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	173,490	173,490	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	244,031	246,875	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,537,458	1,540,348	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	505,909	506,952	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,851,639	1,859,302	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,629	396,216	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

December 31, 2022

	COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹		Long position	Short position
USD	LIBOR x DI	KFW/ Finnvera	JP Morgan and Bank of America	175,589	175,589	100%	LIBOR 6M + 0.75% p.a.	79.00–92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	249,400	249,166	100%	IPCA + 1.22–1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	1,568,683	1,569,829	100%	1.73–3.80% p.a.	CDI + 1.05–108.95% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,265	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,796,843	1,796,843	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	394,139	394,139	100%	IPCA + 4.23% p.a.	96.95% CDI

1 In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), Libor and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

Our assumptions basically observed the individual effect of the CDI, USD, Libor and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario		Fair value in USD, EUR, BRL and IPCA(1)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the passive tip of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final Result (B-A)

	Mar./23	4,065,169	-	4,065,169	- 4,200,361	- 135,192	-	-

CDI	probable	4,065,169	-	4,065,169	- 4,200,361	- 135,192	-	-
	possible	4,064,484	- 684	4,064,484	- 4,246,634	- 182,149	- 46,957	- 46,273
	remote	4,063,827	- 1,342	4,063,827	- 4,292,168	- 228,341	- 93,149	- 91,807
USD	probable	4,065,169	-	4,065,169	- 4,200,361	- 135,192	-	-
	possible	4,484,145	418,976	4,484,145	- 4,200,361	283,784	418,976	-
	remote	4,903,121	837,953	4,903,121	- 4,200,361	702,761	837,953	-

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Libor	probable	4,065,169	-	4,065,169	- 4,200,361	- 135,192	-	-
	possible	4,067,888	2,720	4,067,888	- 4,200,361	- 132,472	2,720	-
	remote	4,070,608	5,439	4,070,608	- 4,200,361	- 129,753	5,439	-
IPCA	probable	4,065,169	-	4,065,169	- 4,200,361	- 135,192	-	-
	possible	3,951,493	- 113,675	3,951,493	- 4,200,361	- 248,867	- 113,675	-
	remote	3,845,485	- 219,683	3,845,485	- 4,200,361	- 354,875	- 219,683	-

(1) (KFW Finnvera, Scotia, BNB, BNP Paribas, Debenture and BNDES.

139

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Risk variable	Sensitivity scenario	CDI	USD	Libor	IPCA

CDI	Probable	13.65%	5.0804	5.15%	4.65%
	Possible	17.06%	5.0804	5.15%	4.65%
	Remote	20.48%	5.0804	5.15%	4.65%
USD	Probable	13.65%	5.0804	5.15%	4.65%
	Possible	13.65%	6.3505	5.15%	4.65%
	Remote	13.65%	7.6206	5.15%	4.65%
Libor	Probable	13.65%	5.0804	5.15%	4.65%
	Possible	13.65%	5.0804	6.44%	4.65%
	Remote	13.65%	5.0804	7.73%	4.65%
IPCA	Probable	13.65%	5.0804	5.15%	4.65%
	Possible	13.65%	5.0804	5.15%	5.81%
	Remote	13.65%	5.0804	5.15%	6.98%

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on March 31, 2023 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	March 2023	March 2022
Net income (loss) from derivative operations	36,232	178,807
Income (loss) from operations with other derivatives	19,587	39,173

Capital Management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Inflows	-	708,116	(20,370)
Cancellations	-	(109,726)	-
Financial expenses	99,011	274,009	(9,496)
Foreign exchange variations, net	(45,728)	-	45,728
Payments	(73,048)	(616,822)	(17,537)

March 31, 2023	4,950,060	10,204,450	(509,926)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Inflows	-	1,108,409	(20,370)
Cancellations	-	(109,726)	-
Financial expenses	99,011	172,435	(9,496)
Foreign exchange variations, net	(45,728)	-	45,728
Payments	(73,048)	(805,702)	(17,537)

March 31, 2023	4,950,060	13,197,281	(509,926)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (Assets) Liabilities

December 31, 2021	3,845,465	9,063,539	(447,132)
Inflows	-	1,088,970	(53,147)
Cancellations	-	(18,654)	-
Financial expenses	81,020	256,269	46,178
Foreign exchange variations, net	(132,721)	-	132,629
Payments	(454,871)	(557,404)	(8,084)

March 31, 2022	3,338,893	9,832,720	(329,556)

40.	Defined benefit pension plans and other post-employment benefits

	March 2023	December 2022

PAMEC/asset policy and medical plan	5,825	5,825

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TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

 Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

41.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of March 31, 2023, the Company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 30,000

142

TIM S.A. and TIM S.A. and SUBSIDIARY NOTES TO THE QUARTERLY INFORMATION March 31, 2023 (In thousands of Reais, except as otherwise stated)

Automobile (executive and operational fleet)	R$ 1,000 for optional civil liability (property damage and bodily harm) and R$ 100 for moral damages.

42. Supplementary information to the cash flow

	Parent Company		Consolidated
	March 2023	March 2022	March 2023

Non-cash transactions

Additions to property, plant and equipment and intangible assets - with no effect on cash	(620,312)	(1,081,741)	(1,097,675)

43.	Subsequent events

Approval of Cozani merger

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL.

The Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani will become effective, for all purposes and effects, on April 1, 2023.

Payment of interest on shareholder’s equity

On April 19, 2023, the Company’s Board of Directors approved the distribution of R$ 230,000 in interest on shareholders’ equity. Payment will be made on May 09, 2023.

143

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2023, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 8th, 2023.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council

144

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the period ended March 31st, 2023.

Rio de Janeiro, May 8th, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relação com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

145

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the period ended March 31st, 2023.

Rio de Janeiro, May 8th, 2023.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relação com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

146

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 8, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer